SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No   ☒

QUARTERLY REPORT

(From January 1, 2020 to March 31, 2020)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment: 1. Financial Statements in accordance with K-IFRS

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1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

(1)	Corporate bonds (Domestic)

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	February 2018	AA	NICE Information Service Co., Ltd. (AAA ~ D)
May 2018
	February 2019	AA-
April 2019
November 2019
	February 2020	A+
	May 2018	AA	Korea Investors Service, Inc. (AAA ~ D)
	February 2019	AA-
June 2019
October 2019
	February 2020	A+
	February 2018	AA	Korea Ratings Corporation (AAA ~ D)
April 2018
	April 2019	AA-
November 2019
	February 2020	A+

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

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Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.

	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.

	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.

	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.

	CCC	Lack of capacity for even current repayment and high risk of default.

	CC	Greater uncertainties than higher ratings.

	C	High credit risk and lack of capacity for timely repayment.

	D	Insolvency.

(2)	Corporate bonds (Overseas)

Subject instrument	Month of rating	Credit rating(2)	Rating agency (Rating range)
Corporate bonds(1)	November 2018	AA	Standard & Poor’s Rating Services (AAA ~ D)

(1)	Represents credit rating for our overseas corporate bonds guaranteed by the Korea Development Bank.
(2)	Overseas corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition

Corporate bonds	AAA	Highest level of stability.
	AA+/AA/AA-	Very high level of stability. This stability may be slightly more risky than is the case for the highest rating category but presents no issues.
	A+/A/A-	High level of stability. There are no issues with repaying the principal, but there are characteristics that could be subject to future deterioration.
	BBB+/BBB/BBB-	Level of stability is adequate. Current level of stability and profitability is adequate, but requires special attention during times of economic downturns.
	BB+/BB/BB-	Speculative characteristics. There is no guarantee on future stability. Expected business performance is uncertain.
	B+/B/B-	Inadequate as an investment target. Ability to make principal repayments or comply with contractual terms and conditions is uncertain.
	CCC/CC/C	Very low level of stability. Ability to make payments of principal and interest is highly unlikely. Extremely speculative. Currently in default or undergoing a serious problem.
	D	Bankruptcy.

(3)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	May 2018	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2018	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	November 2018	Cancelled(2)	Korea Investors Service, Inc. (A1 ~ D)
	November 2018	Cancelled(2)	NICE Information Service Co., Ltd. (A1 ~ D)

(1)	Domestic commercial paper credit ratings are generally defined to indicate the following:

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Subject instrument	Credit rating	Definition

Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

(2)	Ratings have been cancelled due to repayment of our outstanding commercial paper on October 22, 2018 upon maturity.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2020)

There were no changes to our issued capital stock during the reporting period ended March 31, 2020.

(2)	Convertible bonds (as of March 31, 2020)

Description	Issue Date	Maturity Date	Issue Amount (in Won)		Class of Shares Subject to Conversion	Conversion Period	Conditions for Conversion		Outstanding Bonds			Notes
							Conversion Ratio	Conversion Price	Issue Amount (in Won)		Number of Shares subject to conversion
Unsecured Foreign Convertible Bonds No. 3	Aug. 22, 2019	Aug. 22, 2024	813,426,670,000	(1)(2)	Registered Common Shares	Aug. 23, 2020 ~ Aug. 12, 2024	100%	~~W~~19,845	813,426,670,000	(1)	40,988,998	Listed on Singapore Stock Exchange
Total	—	—	813,426,670,000		—	—	100%	~~W~~19,845	813,426,670,000		40,988,998	—

(1)

The issue amount for Unsecured Foreign Convertible Bonds No. 3 is calculated based on the application of the mid-point of the relevant Won-US dollar exchange rates as of noon, July 30, 2019 (Korea Standard Time) quoted on Bloomberg, which was ~~W~~1,182.65 per U.S. dollar, to the actual issue amount of USD 687,800,000.

(2)	The proceeds of our Unsecured Foreign Convertible Bonds No. 3 were used for general corporate purposes.

D.	Voting rights (as of March 31, 2020)

(Unit: share)

Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

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E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2020 Q1	2019	2018
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(198,991)	(2,829,705)	(207,239)
Earnings (loss) per share (Won)(2)		(556)	(7,908)	(579)
Total cash dividend amount for the period (million Won)		—	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	—	—
Cash dividend yield (%)(4)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of March 31, 2020, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2020, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

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Consolidated operating results highlights

(Unit: In billions of Won)

	2020 Q1	2019	2018
Sales Revenue	4,724	23,476	24,337
Gross Profit	278	1,868	3,085
Operating Profit (loss)	(362)	(1,359)	93
Total Assets	35,886	35,575	33,176
Total Liabilities	23,323	23,086	18,289

B.	Industry

(1)	Industry characteristics

•

The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•

While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown gradual growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Growth Potential

•

We are focusing on securing profitability through differentiated products such as “Cinematic Sound” OLED and “Wallpaper” display panels under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. In the television business, we are expanding our offerings of premium products such as OLED and UHD products. In particular, with respect to large-sized OLED television display panels, we are continuing to secure additional production capacity of 8.5th generation OLED panels and are planning to further strengthen the fundamentals of our OLED business through building a successful line-up of new products and investments in the 8.5th and 10.5th generation OLED display panel production. In the IT business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies. In the mobile business, we are continuously striving to secure mass production capabilities for 6th generation plastic OLED smartphones through additional investments. We are also strengthening the foundation for the expansion of small- and medium-sized OLED business.

(3)	Cyclicality

•

The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

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(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Pursuant to the Chinese government’s initiative and support, Chinese panel manufacturers have continued to invest in new fabrication facilities and additional supplies, and the concern over intensification of a structural oversupply in the LCD industry continues to exist.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2020 Q1	2019	2018
Panels for Televisions(1)(2)	24.5%	28.1%	28.3%
Panels for Monitors(1)	26.3%	27.5%	30.7%
Panels for Notebook Computers(1)	23.3%	22.3%	23.7%
Panels for Tablet Computers(1)	23.5%	24.8%	31.0%
Total(1)	25.0%	27.2%	28.8%

(1)

Source: Large-Area Display Market Tracker (IHS Technology). The relevant amounts for the first quarter of 2020 reflect IHS Technology’s estimates only, as the actual results for such period have not yet been released.

(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

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•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to introduce differentiated products with a variety of unique features specific to OLED technology, such as our “Wallpaper,” “Cinematic Sound,” “Rollable” and “Transparent” OLED panels for televisions. Moreover, we have supplied plastic OLED products for foldable notebook computers, automotive products, smartphones and wearable devices, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS technology-based ultra-large and high-resolution ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2020 Q1
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/ Products/ Services/ Other sales	Televisions	Panels for televisions	LG Display	1,484	31.41%
		Desktop monitors	Panels for monitors	LG Display	810	17.15%
		Tablet products	Panels for tablets	LG Display	378	8.00%
		Notebook computers	Panels for notebook computers	LG Display	559	11.83%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	1,493	31.61%

Total					4,724	100.0%

B.	Average selling price trend of major products

While average selling prices of display panels are subject to change based on market conditions and demand by product category, the average selling price of display panels per square meter of net display area shipped in the first quarter of 2020 decreased by approximately 6% compared to the fourth quarter of 2019 due to a decrease in the sales of plastic OLED mobile products, despite an increase in the selling prices of LCD television panels. There is no assurance that the average selling prices of display panels will not fluctuate in the future due to changes in market conditions.

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(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2020 Q1	567
2019 Q4	606
2019 Q3	513
2019 Q2	456
2019 Q1	528
2018 Q4	559
2018 Q3	500
2018 Q2	501
2018 Q1	522

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
		Printed circuit boards		500	19.6%	Korea SMT Co., Ltd., etc.
		Polarizers		427	16.7%	LG Chem, etc.
		Backlights		358	14.0%	Heesung Electronics LTD., etc.
Display	Raw materials	Glass	Display panel manufacturing	207	8.1%	Paju Electric Glass Co., Ltd., Asahi Electric Glass Co., Ltd., etc.
		Drive IC		222	8.7%	Silicon Works Co., Ltd., MagnaChip Semiconductor Corporation, etc.
		Others		838	32.8%	—

Total				2,552	100.0%

•	Period: January 1, 2020 ~ March 31, 2020.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.
(2)	Among our major suppliers, LG Chem and Silicon Works Co., Ltd. are member companies of the LG Group, and Paju Electric Glass Co., Ltd. is our affiliate.

•

The average price of EGI (Electrolytic Galvanized Iron), which is the main raw material for BLU components, decreased by 8.6% from 2018 to 2019 and by 1.7% from 2019 to the first quarter of 2020. Such decrease in the first quarter of 2020 was mainly due to the effects of the COVID-19 pandemic. The average price of resin decreased by 38.2% from 2018 to 2019 and by 12.2% from 2019 to the first quarter of 2020. Such decrease in the first quarter of 2020 was also mainly due to the effects of the COVID-19 pandemic. The average price of copper, the main raw material for PCB components, decreased by 8.0% from 2018 to 2019 and by 5.3% from 2019 to the first quarter of 2020. Such decrease in the first quarter of 2020 was also mainly due to the effects of the COVID-19 pandemic.

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4.	Production and Equipment

A. Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2020 Q1(1)	2019(2)	2018(2)
Display	Display panel	Gumi, Paju, Guangzhou	1,860	9,408	10,161

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2020 Q1(1)	2019(1)	2018(1)
Display	Display panel	Gumi, Paju, Guangzhou	1,650	8,373	9,428

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2020 Q1		Actual working hours in 2020 Q1		Average utilization ratio
Gumi	2,184	(1)	2,184	(1)	100.0%
	(24 hours x 91 days	)(2)	(24 hours x 91 days	)(2)
Paju	2,184	(1)	2,184	(1)	100.0%
	(24 hours x 91 days	)(2)	(24 hours x 91 days	)(2)
Guangzhou	2,184	(1)	2,184	(1)	100.0%
	(24 hours x 91 days	)(2)	(24 hours x 91 days	)(2)

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2019, our total capital expenditures on a cash out basis was approximately ~~W~~7 trillion. In 2020, we expect that investment in OLED technology for the future will be nearly completed and plan to reduce our capital expenditures by approximately at least half as that compared to 2019.

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5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2020 1Q	2019	2018
	Products	Display panel	Overseas(1)	4,442	22,180	22,722
			Korea(1)	271	1,255	1,572
			Total	4,713	23,435	24,294
	Royalty	LCD, OLED technology patent	Overseas(1)	5	14	18
			Korea(1)	0	0	0
			Total	5	14	18
Display	Others	Raw materials, components, etc.	Overseas(1)	6	17	13
			Korea(1)	1	10	1
			Total	7	26	25
	Total		Overseas(1)	4,452	22,211	22,747
			Korea(1)	272	1,265	1,590

			Total	4,724	23,476	24,337

(1)	Based on ship-to-party.

B.	Sales organization and sales route

•	As of March 31, 2020, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

Sales performance	Sales route	Ratio
Overseas	Overseas subsidiaries	93.7%
	Headquarters	6.3%
Overseas sales portion (overseas sales / total sales)		94.2%
Korea	Overseas subsidiaries	1.0%
	Headquarters	99.0%
Korea sales portion (Korea sales / total sales)		5.8%

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C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

D.	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally.

•

With respect to television products, we have led the premium television market with our OLED TVs and strengthened the differentiation of our OLED products through unique designs and integration of additional technologies (wallpaper, cinematic sound, rollable, etc.). We also strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•

With respect to smartphones, commercial products (including interactive whiteboards and video wall displays, among others), industrial products (including aviation and medical equipment, among others) and automobile display products, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in each of 2019 and the first quarter of 2020, and our sales revenue derived from our top ten customers comprised 80% of our total sales revenue in the first quarter of 2019 and 83% in the first quarter of 2020.

6.	Purchase Orders

•	We do not have purchase order contracts that recognize unbilled revenue by implementing the cost-based method.

7.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

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Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by matching foreign currency inflow and outflow by currency. We also continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

8.	Derivative Contracts

A.	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

In respect of other monetary assets and liabilities denominated in foreign currencies, we have adopted a policy to maintain our net exposure within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•

In 2019, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,085 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~73,658 million with respect to our foreign exchange derivative instruments held during the reporting period.

B.	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

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9.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

10.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

	Items(1)	2020 Q1	2019	2018
	Material Cost	78,601	388,444	496,789
	Labor Cost	149,420	618,187	630,695
	Depreciation Expense	143,033	523,631	351,936
	Others	62,136	246,027	277,699
	Total R&D-Related Expenditures	443,190	1,776,289	1,757,119
	Selling & Administrative Expenses	195,482	924,020	918,512
Accounting Treatment(2)	Manufacturing Cost	151,028	414,324	465,772
	Development Cost (Intangible Assets)	86,680	437,945	372,835
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	9.2%	7.6%	7.2%

(1)	Calculated based on the total R&D-related expenditures before subtracting government subsidies (state subsidies).
(2)

For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2018

(1)	Developed the world’s first glass-integrated LCD television product (Art Glass Series)

•	Achieved LCD modular appearance and simplicity in design by using glass material throughout product (including the panel, light guide plate and back cover)

•	Strengthened competitiveness of frameless design by decreasing bezel size from 7.8mm to 5.9mm

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(2)	Developed our first 5.8-inch Ultra HD Mobile 4K product

•	Developed our first Ultra HD mobile product

•	Achieved high luminance, low power consumption and HD resolution by applying Ultra HD RGBW (M+) pixel structure

(3)	Developed the world’s first 5.8-inch mobile FHD product applying M+

•	Our first product applying camera notch concept technology

(4)	Developed the world’s first four-side borderless curved monitor with 1900R curvature radius

•	Our first product applying glass 0.25T (etching) bezel printing/reverse bonding process technology

•	Strengthened product competitiveness with our first shared design applying three-side/four-side borderless TFT Mask

•	Achieved high-speed driving at 144Hz, high color recall (DCI 98%) and HDR (peak luminance 550nit)

(5)	Developed the world’s first 34-inch large-screen monitor/high-resolution four-sided borderless HDR

•	Pioneered HD Premium 21:9 monitor market through development of the world’s first WUHD(5K2K), four-side borderless monitor

•	Delivered Ultra HD (DCI 98Z%, sRGB 135%) by applying Adv. KSF LED PKG technology

•	Achieved high luminance (HDR 600); typ. 450 nit, maximum 600nit

(6)	Developed LGD 6.01QHD+M+ Full Screen Display (LG Electronics)

•	Developed a full screen display concept smartphone product (G7) through strategic collaboration with other LG Group companies

•	Implemented a full screen display product concept through achievement of our first 19.5:9 screen aspect ratio and lower bezel of 2.7mm

(7)	Developed the world’s narrowest bezel videowall product (0.44mm bezel, 55-inch FHD)

•	Achieved product competitiveness by developing the world’s narrowest bezel (originally 0.9mm → 0.44mm, Even Bezel)

(8)	Developed the world’s first automotive glassless 3D cluster product

•	Developed FHD glassless barrier type 3D model (12.3 inches, 167 ppi level)

•	Achieved customers’ eye-tracking movement by applying a top moving barrier panel at the top of the panel

•	Improved adhesion accuracy of image panel and barrier panel by using OCA bonding technology

•	Improved barrier contrast ratio by applying a copper-based metal barrier panel

(9)	Developed the world’s first 6th generation a-Si Indirect DXD product (21.9-inch, 14 x 17 resolution, 14µm pixel pitches)

•	Entered the DXD market through development of the world’s first 6th generation a-Si Indirect DXD product

•	Set up infrastructure for DXD product development through the development of our first DXD product

(10)	Developed the world’s first 17-inch large-sized and lightweight notebook monitor

•	Developed large-sized (17-inch) product with a new screen aspect ratio (16:10)

•	Developed light-weight product (268g) through securing 17-inch+ Slim Design model technology

Achievements in 2019

(1)	Developed the world’s first ultra large-sized in-TOUCH product (50-inch UHD)

•	World’s first to apply in-TOUCH technology on ultra large-sized products (50-inch and larger)

•	World’s first to apply low temperature PAS to achieve in-TOUCH function

(2)	Developed the world’s first transparent WOLED product (55-inch FHD)

•	Developed WOLED-based Top Emission OLED device and process technology

(3)	Developed the world’s first OLED 8K product (88-inch 8K)

•	Developed gearing technology that secures and compensates aperture ratio for high resolution (8K) product implementation

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(4)	Developed the world’s first gaming monitor product applying OLED (55” UHD)

•	Developed 55” UHD gaming monitor product using advantages of OLED (latency, gray to gray, color recall)

(5)	Developed the world’s first curved gaming monitor product applying AH-IPS COT (37.5” WQ+)

•	Developed and produced the world’s first monitor product applying AH-IPS COT

•	Pioneered gaming/curved premium monitor product market

(6)	Developed the world’s first monitor product applying Crystal Sound Display (“CSD”) (27.0” FHD)

•	Developed and produced the world’s first monitor product applying CSD

•	Developed large-sized, front-oriented stereo speaker through the application of exciter and piezo to the bottom cover of the liquid crystal module

(7)	Developed the world’s first automotive product applying plastic OLED (16.9” + 7.2” / 14.2”)

•	Developed and produced the world’s first 1CG multi-display product applying plastic OLED (16.9” + 7.2” / 14.2”)

11.	Intellectual Property

As of March 31, 2020, our cumulative patent portfolio (including patents that have already expired) included a total of 45,948 patents, consisting of 20,118 in Korea and 25,830 in other countries.

12.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed and currently operate various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities.

In connection with the greenhouse gas emission and energy reduction target system, we [submitted] a statement of our domestic emissions and energy usage for 2019 to the Korean government in April 2020 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2019	2018	2017
Greenhouse gases	5,885	6,696	6,314
Energy	62,776	64,296	63,451

As we were designated as a target company for the greenhouse gas emission trading system in 2015, we submit a plan for allocating and monitoring our greenhouse gas emissions to the government every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a short-term goal to reduce the emission level from 2014 to 2022 by 16.8% and a medium- to long-term goal to reduce the emission level from 2014 to 2045 by 65.1%. To achieve this, we are continually investing in facility improvements and monitoring our emission levels.

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We are making extensive investments to replace SF6 gas, which is the main component of greenhouse gases, with NF3 gas. In addition, as a short-term strategy, we are actively implementing measures in compliance with the emission trading system. In 2019, we reduced our carbon dioxide greenhouse gas emission levels by 1.21 million tons, which was 0.40 million tons more than our initial target of 0.81 million tons. As our medium- to long-term goal, we plan to develop low-carbon production technologies in order to eliminate greenhouse gas emission during our manufacturing process and to conserve energy.

The increase in greenhouse gas emission in 2018 is due to the inclusion of certain other greenhouse gas emissions (N2O used in deposition facilities and CO2 in cleaning facilities) during the second planning period (2018 to 2020) that were not included during the first planning period (2015 to 2017) in the overall amount of greenhouse gas emissions in accordance with guidelines issued by the Korean government.

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for the operation of our domestic panel and module production facilities and our overseas module production plants in Paju, Gumi, Nanjing, Yantai, Guangzhou and Vietnam, and in December 2013, we have obtained energy management system ISO 50001 certifications for the operation of our domestic panel and module production plants and our overseas module production plants in Nanjing and Guangzhou and are operating such facilities in accordance with such certifications.

In addition, in August 2014, GP1, our newest 8th generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we were first certified by the Ministry of Environment as a “Green Company” for P1 in 1997, and we currently continue to maintain such certification. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minister of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry and Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities in 2018 and 2019. In addition, our continued efforts to reduce greenhouse gas emissions have been recognized from 2017 to 2019 by becoming the only domestic information technology company to attain the Leadership A level and again receiving carbon management honors by ranking in the top five among all eligible companies. In May 2017, we were awarded a commendation from the Minister of Environment for having scored the highest grade among companies in the low- and medium-volume pollutant emitters category that had entered into voluntary agreements with the Metropolitan Air Quality Management Office, in recognition of having successfully met our voluntary targets for reduction of air pollutants as well as our overall efforts to enhance our relevant facilities and operational systems. In addition, in recognition of efficient control, management and operating systems implemented in our manufacturing facilities, we received the top-level certification, Level 1, in 2017 under the Factory Energy Management System evaluation presided by the Korea Energy Agency. Furthermore, in November 2017, we received the highest commendation, the Presidential Award, in the Korean Energy Efficiency Awards presided by the Ministry of Trade, Industry and Energy in recognition of our energy management practices and energy saving measures. In May 2018, we received the CEM Insight Award, presented at the Clean Energy Ministerial Meetings, and also received certification for our energy business management (Energy Champion) presided by the Ministry of Trade, Industry and Energy and the Korea Energy Agency in November 2018. Since 2019, we have been carrying out forest development activities around our manufacturing facilities after signing an agreement with Gyeong-gi Province to surround our facilities with forests to reduce air pollutants such as fine dust and have received a commendation for such efforts.

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In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and received the SGS Eco Label accreditation for our OLED and LCD television models in 2017 and 2018. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In June 2017, we were audited by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. In addition, the trial court ordered a fine of ~~W~~0.5 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. In relation to the same matter, in May 2018, the Prosecutor’s Office sought a fine of ~~W~~3.0 million on each of us and our chief production officer on the basis of certain other applicable provisions of the Industrial Safety and Health Act. The trial court (Goyang Branch of Uijeongbu District Court) issued a summary order confirming the same fine of ~~W~~3.0 million on November 22, 2018. We and our chief production officer appealed the trial court’s decision, and the case is currently pending appeal at the Uijeongbu District Court. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

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In January 2018, we were audited by the Ministry of Employment and Labor in connection with the occurrence of another safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~14.4 million. In relation to this matter, in January 2019, the trial court (Goyang Branch of Uijeongbu District Court) assessed a fine of ~~W~~1 million as a summary order on each of us and our chief production officer pursuant to certain other provisions of the Industrial Safety and Health Act. In addition, in January 2019, the trial court sought a fine of ~~W~~4 million and ~~W~~2 million on us and the employee in charge of on-site safety management, respectively, on the basis of certain other provisions of the Industrial Safety and Health Act. Relevant authorities are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

Also in January 2018, the government of Gyeong-gi Province issued a warning and assessed a fine of ~~W~~1 million on us, which we subsequently paid, for the failure to comply with certain requirements relating to air pollutant emission and prevention facilities under the Air Quality Management Act. To prevent such violations from occurring again, we have shortened the air pollutant emission maintenance reporting period and strengthened the verification process for relevant data.

In February 2018, we were assessed a fine of ~~W~~0.04 million by Paju City for stopping a vehicle in front of a day care center in violation of certain provisions of the Road Traffic Law. We have since paid the fine and are in the process of strengthening our parking guidance procedures to prevent such recurrence.

In March 2018, we were audited by the Ministry of Employment and Labor in connection with our health and safety training practices, and we were found to have omitted requisite health and safety training sessions for certain employees in our P9 facilities in 2016 and 2017. As a result, we were assessed a fine of ~~W~~6.95 million, which we subsequently paid, and have strengthened our efforts to promote health and safety training programs in advance as well as our management and supervision activities to ensure such programs are conducted.

In April 2018, we were assessed a fine of ~~W~~0.24 million by Yeongdeungpo-gu Office for our failure to keep one of our rescue vehicles current with its statutory inspection requirements, which we subsequently paid. In order to prevent recurrence, we are continually monitoring the compliance of inspection requirements for our vehicles.

In June 2019, the government of Gyeong-gi Province reviewed the operational history and the number of self-measurements of our emission outlets and confirmed that there were certain deficiencies in self-measurements for our reserve facilities. As a result, we were assessed a fine of ~~W~~1.6 million by the government of Gyeong-gi Province, which we subsequently paid, for the violation of Article 39 of the Air Quality Management Act. To prevent the recurrence, we have established a monthly self-measurement plan for our reserve facilities.

13.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Current assets	10,158,676	10,248,315	8,800,127
Quick assets	7,848,585	8,197,160	6,108,924
Inventories	2,310,091	2,051,155	2,691,203
Non-current assets	25,726,896	25,326,248	24,375,583
Investments in equity accounted investees	105,791	109,611	113,989
Property, plant and equipment, net	22,308,692	22,087,645	21,600,130
Intangible assets	879,679	873,448	987,642
Other non-current assets	2,432,734	2,255,544	1,673,822
Total assets	35,885,572	35,574,563	33,175,710
Current liabilities	11,213,456	10,984,976	9,954,483

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Non-current liabilities	12,109,055	12,101,306	8,334,981
Total liabilities	23,322,511	23,086,282	18,289,464
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	7,302,500	7,503,312	10,239,965
Other equity	26,119	(203,021)	(300,968)
Non-controlling interest	1,194,250	1,147,798	907,057
Total equity	12,563,061	12,488,281	14,886,246

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	4,724,249	23,475,567	24,336,571
Operating profit (loss)	(361,919)	(1,359,382)	92,891
Operating profit (loss) from continuing operations	(198,897)	(2,872,078)	(179,443)
Profit (loss) for the period	(198,897)	(2,872,078)	(179,443)
Profit (loss) attributable to:
Owners of the Company	(198,991)	(2,829,705)	(207,239)
Non-controlling interest	94	(42,373)	27,796
Basic earnings (loss) per share	(556)	(7,908)	(579)
Diluted earnings (loss) per share	(556)	(7,908)	(579)
Number of consolidated entities	22	22	22

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of March 31, 2020	As of December 31, 2019	As of December 31, 2018
Current assets	6,552,735	7,081,228	6,378,339
Quick assets	4,949,252	5,554,929	4,427,184
Inventories	1,603,483	1,526,299	1,951,155
Non-current assets	20,740,909	20,301,452	20,683,767
Investments	5,483,824	4,958,308	3,602,214
Property, plant and equipment, net	12,519,903	12,764,175	14,984,564
Intangible assets	705,695	708,047	816,808
Other non-current assets	2,031,487	1,870,922	1,280,181
Total assets	27,293,644	27,382,680	27,062,106
Current liabilities	10,123,492	9,140,483	7,416,630
Non-current liabilities	6,843,549	7,576,104	6,432,895
Total liabilities	16,967,041	16,716,587	13,849,525
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	6,286,411	6,625,901	9,172,389
Other equity	0	0	0
Total equity	10,326,603	10,666,093	13,212,581

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(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	4,481,421	21,658,329	22,371,687
Operating profit (loss)	(553,709)	(1,784,245)	(472,995)
Operating profit (loss) from continuing operations	(337,577)	(2,639,893)	(442,291)
Profit (loss) for the period	(337,577)	(2,639,893)	(442,291)
Basic earnings (loss) per share	(943)	(7,378)	(1,236)
Diluted earnings (loss) per share	(943)	(7,378)	(1,236)

C.	Consolidated subsidiaries (as of March 31, 2020)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o. (1)	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd. (2)	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC (3)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd. (4)	Manufacturing and sales	China	75%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of March 31, 2020)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411	September 24, 1999	100%
LG Display Germany GmbH		EUR1	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.		CNY3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.		CNY4	January 16, 2003	100%
LG Display Poland Sp. zo.o. (1)		PLN511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.		CNY1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.		CNY4	August 28, 2007	100%

22

Company	Investment Amount (in millions)		Initial Equity Investment Date	Equity Interest
LG Display Singapore Pte. Ltd.	US$	1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY	116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~	800	March 19, 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1.2	May 27, 2015	100%
Global OLED Technology LLC	US$	138	December 23, 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	US$	600	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 1, 2016	100%
LG Display Fund I LLC (2)	US$	6	May 1, 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	14,570	July 11, 2018	75%
MMT (Money Market Trust)	~~W~~	559,308	January 2, 2018	100%

(1)	LG Display Poland Sp. zo.o. began a liquidation process as of July 1, 2019.
(2)	During the reporting period, we invested an additional ~~W~~908 million in LG DISPLAY FUND I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	45,041	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	7,375	June 2008	14%
YAS Co., Ltd.	~~W~~	21,911	April 2002	15%
Avatec Co., Ltd.	~~W~~	19,445	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH	~~W~~	4,714	March 2003	12%
Material Science Co., Ltd.	~~W~~	2,225	January 2014	10%
Nanosys Inc.	~~W~~	5,080	July 2001	4%

For the three months ended March 31, 2019 and 2020, the aggregate amount of dividends we received from our affiliated companies was ~~W~~7,502 million and ~~W~~8,239 million, respectively.

14.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2020 Q1	2019	2018
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,410 (540)(2)	1,280 (500)(2)	1,170 (450)(2)
Time required	2,126	21,194	17,269

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

23

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2020 Q1	—	—	—	—
2019	July 23, 2019	Issuance of comfort letters	July 23, 2019 ~ August 31, 2019	120
2018	September 11, 2018	Green bond verification	September 11, 2018 ~ October 9, 2018	45

15.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

16.	Board of Directors

A.	Members of the board of directors

As of the date of this report, our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of the date of this report)

Name	Position	Primary responsibility
James (Hoyoung) Jeong(1)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of business management
Donghee Suh(2)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Young-Soo Kwon	Director (non-standing)	Chairman of the board of directors
Sung-Sik Hwang	Outside Director	Related to the overall management
Kun Tai Han	Outside Director	Related to the overall management
Byung Ho Lee	Outside Director	Related to the overall management
Chang-Yang Lee	Outside Director	Related to the overall management

(1)

James (Hoyoung) Jeong was newly appointed as a non-outside director at the annual general meeting of shareholders and as the representative director at the board of directors’ meeting, both held on March 20, 2020.

(2)	Donghee Suh was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 20, 2020.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, James (Hoyoung) Jeong and Donghee Suh.

As of March 20, 2020, the composition of the Outside Director Nomination Committee was as follows.

(As of March 20, 2020)

Committee	Composition	Member
Outside Director Nomination Committee(1)	1 non-standing director and 2 outside directors	Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee

(1)

Each of Young-Soo Kwon, Kun Tai Han, Chang-Yang Lee was appointed as a member of the outside director nomination committee of the board of directors at the board of directors’ meeting on March 20, 2020.

24

As of March 31, 2020, the composition of the Audit Committee was as follows.

(As of March 31, 2020)

Committee	Composition	Member
Audit Committee	3 outside directors	Sung-Sik Hwang(1), Kun Tai Han, Chang-Yang Lee(2)

(1)	Sung-Sik Hwang is the audit committee chairman.
(2)	Chang-Yang Lee was newly appointed as an audit committee member at the annual general meeting of shareholders held on March 15, 2019.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

17.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2020): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2020): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2020:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
Donghee Suh	Officer of member company	5,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of March 31, 2020:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	28,115,952	7.86%

25

18.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2020 Q1:

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(3)
Non-outside directors	3	824		275
Outside directors who are not audit committee members	1	20		20
Outside directors who are audit committee members	3	59		20

Total	7	903	(4)	129

(1)	Number of directors as at March 31, 2020.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended March 31, 2020.
(4)

Due to Mr. Sang Beom Han’s resignation as a non-outside director and Mr. James (Hoyoung) Jeong’s nomination as a non-outside director at the annual general meeting of shareholders held on March 20, 2020, the total amount paid includes the remuneration paid to both directors.

(2)	Standards of remuneration paid to non-outside and outside directors

•	Non-outside directors (excluding outside directors and audit committee members)

The remuneration system for non-outside directors consists of base salary, position salary and performance-related pay. The remuneration for non-outside directors is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the non-outside director’s position and job responsibilities.

•	Standards for base salary/position salary: relevant position and job responsibilities, among others

•	Standards for performance-related pay: financial performance of the company and achievement of individual management goals, among others

•	Outside directors, audit committee members and auditor

The remuneration for outside directors, audit committee members and auditor is measured in accordance with the standards established by the board of directors (within the amount approved at the annual general meeting of shareholders), including the individual’s job responsibilities, among others.

(3)	Remuneration for individual directors and audit committee members

Not required for quarterly reports.

(4)	Remuneration for the five highest paid individuals (among those paid over ~~W~~500 million per year)

Not required for quarterly reports.

(5)	Stock options

Not applicable.

B.	Employees

As of March 31, 2020, we had 26,404 employees (excluding our directors). On average, our male employees have served 11.2 years and our female employees have served 9.1 years. The total amount of salary paid to our employees for the three months ended March 31, 2020 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~511,035 million for our male employees and ~~W~~69,015 million for our female employees. The following table provides details of our employees as of March 31, 2020:

26

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2019(2)(3)(4)	Average salary per capita(5)	Average years of service
Male	22,306	511,035	23	11.2
Female	4,098	69,015	17	9.1
Total	26,404	580,050	22	10.9

(1)	Includes part-time employees and employees hired for temporary needs or to serve as temporary replacements for employees on parental leave.
(2)

Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2020 was ~~W~~80,937 million and the per capita welfare benefit provided was ~~W~~3.1 million.

(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the cumulative salary and the average number of employees (male: 22,212, female: 4,100) for the three months ended March 31, 2020.

In December 2017, we were audited by the Ministry of Employment and Labor regarding our human resource practices (including in relation to employment contracts, hours of work, outsourcing and employees in pregnancy), and we were found to be in violation of certain provisions of the Labor Standard Act relating to overtime, night and holiday work. As a result, we were issued a corrective order in January 2018 and paid additional overtime wages of ~~W~~2,893 million to 16,106 administrative employees of our Paju facilities for their nighttime work between January 1, 2015 to December 31, 2017. In addition, we reviewed nighttime work records of our administrative employees outside of our Paju facilities during the same period and paid additional overtime wages of ~~W~~2,166 million to eligible employees. In order to prevent such violation from occurring again, we are periodically monitoring the nighttime work records of our employees.

From December 2017 to January 2018, we were audited by the Ministry of Employment and Labor regarding our human resource practices relating to temporary and part-time employees, and we were found to have omitted certain required information (including the number of break hours and vacation days) in the employment contracts of 82 temporary employees. As a result, we were assessed a fine of ~~W~~27 million, which we subsequently paid. In order to prevent such violation from occurring again, we have amended the relevant provisions of the applicable employment contracts.

19.	Other Matters

A.	Legal proceedings

We are a defendant in three separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs, one damages claim in Israel filed by private plaintiffs and one unjust enrichment claim in the United States filed by the Commonwealth of Puerto Rico) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions. In August 2019, we also settled a civil lawsuit that was filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants by certain plaintiffs in the United Kingdom.

We are also a defendant in two patent infringement lawsuits (one in the United States and the other in Germany) filed against us by Solas OLED Ltd. In each of these cases, the amount being sought has not been determined. A court hearing for the case in Germany has been scheduled for May 29, 2020 and a pre-trial hearing for the case in the United States has been scheduled for May 22, 2020. The expected outcome of each of these cases is currently unclear.

B.	Material events subsequent to the reporting period

None.

27

C.	Material change in management

At our annual general meeting of shareholders held on March 20, 2020, Mr. Sang Beom Han resigned as a non-outside director, Mr. James (Hoyoung) Jeong was newly appointed as a non-outside director and Donghee Suh was reappointed for another term as a non-outside director. At our meeting of the board of directors held on March 20, 2020, Mr. James (Hoyoung) Jeong was appointed as our Representative Director.

28

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2020, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2019 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 11, 2020, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2019, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2020

This report is effective as of May 14, 2020 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2020 and December 31, 2019

(In millions of won)	Note	March 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 25	~~W~~	3,558,386	3,336,003
Deposits in banks	4, 25		78,157	78,757
Trade accounts and notes receivable, net	5, 14, 25, 27		2,748,864	3,154,080
Other accounts receivable, net	5, 25		204,638	474,048
Other current financial assets	6, 25		72,379	70,945
Inventories	7		2,310,091	2,051,155
Prepaid income taxes			115,453	114,143
Other current assets	5		1,070,708	969,184

Total current assets			10,158,676	10,248,315
Deposits in banks	4, 25		11	11
Investments in equity accounted investees	8		105,791	109,611
Other non-current accounts receivable, net	5, 25		8,478	9,072
Other non-current financial assets	6, 25		166,791	111,510
Property, plant and equipment, net	9, 17		22,308,692	22,087,645
Intangible assets, net	10, 17		879,679	873,448
Deferred tax assets	23		1,879,605	1,727,122
Defined benefit assets, net	12		88,987	127,252
Other non-current assets	5		288,862	280,577

Total non-current assets			25,726,896	25,326,248

Total assets		~~W~~	35,885,572	35,574,563

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	2,872,192	2,618,261
Current financial liabilities	11, 25		2,894,315	1,977,084
Other accounts payable	25		3,695,960	4,397,121
Accrued expenses			544,246	675,270
Income tax payable			117,276	120,034
Provisions	13		178,617	189,525
Advances received	14		858,427	925,662
Other current liabilities	13		52,423	82,019

Total current liabilities			11,213,456	10,984,976
Non-current financial liabilities	11, 25		11,759,266	11,612,910
Non-current provisions	13		65,349	67,118
Defined benefit liabilities, net	12		1,510	1,338
Long-term advances received	14		180,786	320,582
Deferred tax liabilities	23		11,338	11,210
Other non-current liabilities	13		90,806	88,148

Total non-current liabilities			12,109,055	12,101,306

Total liabilities			23,322,511	23,086,282

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			7,302,500	7,503,312
Reserves	15		26,119	(203,021)

Total equity attributable to owners of the Controlling Company			11,368,811	11,340,483

Non-controlling interests			1,194,250	1,147,798

Total equity			12,563,061	12,488,281

Total liabilities and equity		~~W~~	35,885,572	35,574,563

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

(In millions of won, except earnings per share)	Note	2020		2019
Revenue	16, 17, 27	~~W~~	4,724,249	5,878,781
Cost of sales	7, 18, 27		(4,446,096)	(5,246,021)

Gross profit			278,153	632,760
Selling expenses	19		(199,854)	(232,217)
Administrative expenses	19		(173,289)	(199,448)
Research and development expenses			(266,929)	(333,113)

Operating loss			(361,919)	(132,018)

Finance income	22		333,196	59,810
Finance costs	22		(303,835)	(83,697)
Other non-operating income	21		542,033	247,394
Other non-operating expenses	21		(507,081)	(224,254)
Equity in income of equity accounted investees, net			2,733	4,107

Loss before income tax			(294,873)	(128,658)
Income tax benefit	23		(95,976)	(66,018)

Loss for the period			(198,897)	(62,640)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(2,574)	(2,913)
Other comprehensive income from associates			92	137
Related income tax	12		661	776

			(1,821)	(2,000)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations			273,903	191,132
Other comprehensive income from associates			1,595	400

			275,498	191,532

Other comprehensive income for the period, net of income tax			273,677	189,532

Total comprehensive income for the period		~~W~~	74,780	126,892

Profit (loss) attributable to:
Owners of the Controlling Company			(198,991)	(60,933)
Non-controlling interests			94	(1,707)

Loss for the period		~~W~~	(198,897)	(62,640)

Total comprehensive income attributable to:
Owners of the Controlling Company			28,328	91,902
Non-controlling interests			46,452	34,990

Total comprehensive income for the period		~~W~~	74,780	126,892

Loss per share (in won)
Basic and diluted loss per share	24	~~W~~	(556)	(170)

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

Total comprehensive income (loss) for the period
Loss for the period		—	—	(60,933)	—	(60,933)	(1,707)	(62,640)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,137)	—	(2,137)	—	(2,137)
Foreign currency translation differences		—	—	—	154,435	154,435	36,697	191,132
Other comprehensive income from associates		—	—	137	400	537	—	537

Total other comprehensive income (loss)		—	—	(2,000)	154,835	152,835	36,697	189,532

Total comprehensive income (loss) for the period	~~W~~	—	—	(62,933)	154,835	91,902	34,990	126,892

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	(40)	(80)	(120)	276,516	276,396

Balances at March 31, 2019	~~W~~	1,789,079	2,251,113	10,176,992	(146,213)	14,070,971	1,218,563	15,289,534

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	7,503,312	(203,021)	11,340,483	1,147,798	12,488,281

Total comprehensive income (loss) for the period
Loss for the period		—	—	(198,991)	—	(198,991)	94	(198,897)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,913)	—	(1,913)	—	(1,913)
Foreign currency translation differences		—	—	—	227,545	227,545	46,358	273,903
Other comprehensive income from associates		—	—	92	1,595	1,687	—	1,687

Total other comprehensive income (loss)		—	—	(1,821)	229,140	227,319	46,358	273,677

Total comprehensive income (loss) for the period	~~W~~	—	—	(200,812)	229,140	28,328	46,452	74,780

Balances at March 31, 2020	~~W~~	1,789,079	2,251,113	7,302,500	26,119	11,368,811	1,194,250	12,563,061

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the period		~~W~~	(198,897)	(62,640)
Adjustments for:
Income tax benefit	23		(95,976)	(66,018)
Depreciation and amortization	18		992,442	811,240
Gain on foreign currency translation			(201,052)	(104,117)
Loss on foreign currency translation			237,887	105,805
Expenses related to defined benefit plans	12		40,223	49,222
Gain on disposal of property, plant and equipment			(3,579)	(3,290)
Loss on disposal of property, plant and equipment			4,377	6,919
Impairment loss on property, plant and equipment			5,912	4,182
Gain on disposal of intangible assets			—	(552)
Loss on disposal of intangible assets			—	18
Impairment loss on intangible assets			4,347	—
Reversal of impairment loss on intangible assets			(550)	(215)
Expense on increase of provisions			69,646	97,240
Finance income			(263,600)	(42,547)
Finance costs			278,888	54,732
Equity in income of equity method accounted investees, net	8		(2,733)	(4,107)
Other income			(13,944)	(1,728)
Other expenses			202	2,528

			1,052,490	909,312
Changes in:
Trade accounts and notes receivable			299,683	(610,551)
Other accounts receivable			6,160	49,157
Inventories			(257,525)	50,512
Lease receivables			583	1,094
Other current assets			(96,090)	(118,703)
Other non-current assets			(27,205)	(11,760)
Trade accounts and notes payable			151,249	(178,456)
Other accounts payable			(314,044)	3,206
Accrued expenses			(112,180)	26,283
Provisions			(70,545)	(82,074)
Advances received			(19,211)	(34,124)
Other current liabilities			(40,207)	6,723
Defined benefit liabilities, net			(4,440)	(2,096)
Other non-current liabilities			3,427	2,603

			(480,345)	(898,186)
Cash generated from operating activities			373,248	(51,514)
Income taxes paid			(47,206)	(52,632)
Interests received			17,043	14,979
Interests paid			(158,391)	(86,842)

Net cash provided by (used in) operating activities		~~W~~	184,694	(176,009)

See accompanying notes to the consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from investing activities:
Dividends received		~~W~~	7,739	—
Increase in deposits in banks			(600)	(500)
Proceeds from withdrawal of deposits in banks			1,200	500
Acquisition of financial assets at fair value through profit or loss			(29)	(80)
Proceeds from disposal of financial asset at fair value through profit or loss			—	27
Acquisition of financial assets at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Proceeds from disposal of investments in equity accounted investees			600	600
Acquisition of property, plant and equipment			(1,027,979)	(2,106,892)
Proceeds from disposal of property, plant and equipment			269,174	13,508
Acquisition of intangible assets			(119,264)	(137,143)
Proceeds from disposal of intangible assets			—	1,945
Government grants received			19,035	109,681
Receipt from settlement of derivatives			21,615	5,385
Proceeds from collection of short-term loans			6,134	11,320
Increase in short-term loans			—	(8,225)
Increase in long-term loans			—	(1,500)
Increase in deposits			(791)	(26,323)
Decrease in deposits			947	656
Proceeds from disposal of other assets			11,000	—

Net cash used in investing activities			(811,213)	(2,137,062)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			1,027,114	659,894
Repayments of short-term borrowings			(877,007)	(160,075)
Proceeds from issuance of bonds			—	388,447
Proceeds from long-term borrowings			642,613	1,682,466
Repayments of current portion of long-term borrowings and bonds			(19,059)	(541,391)
Payment of lease liabilities			(17,675)	(14,325)
Capital contribution from non-controlling interests			—	276,396

Net cash provided by financing activities			755,986	2,291,412

Net increase (decrease) in cash and cash equivalents			129,467	(21,659)
Cash and cash equivalents at January 1			3,336,003	2,365,022
Effect of exchange rate fluctuations on cash held			92,916	60,833

Cash and cash equivalents at March 31		~~W~~	3,558,386	2,404,196

See accompanying notes to the consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2020, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2020, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2020, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2020, there are 20,935,890 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2020

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Poland Sp. z o.o. (*1)	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1.2
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	6
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	75%	December 31	July 11, 2018	Manufacture and sell display products	CNY	14,570
Money Market Trust	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	559,308

1.	Reporting Entity, Continued

(*1)	On July 1, 2019, LG Display Poland Sp. z o.o commenced the liquidation process.
(*2)	For the three-month period ended March 31, 2020, the Controlling Company contributed ~~W~~908 million in cash for the capital increase of LG DISPLAY FUND I LLC.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2019.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2019, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	3,558,386	3,336,003
Deposits in banks
Time deposits	~~W~~	1,400	1,500
Restricted deposits (*)		76,757	77,257

	~~W~~	78,157	78,757

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

	~~W~~	3,636,554	3,414,771

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Due from third parties	~~W~~	2,270,195	2,576,391
Due from related parties		478,669	577,689

	~~W~~	2,748,864	3,154,080

(b)	Other accounts receivable as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets
Non-trade receivables, net	~~W~~	191,558	463,614
Accrued income		13,080	10,434

	~~W~~	204,638	474,048

Non-current assets
Long-term non-trade receivables		8,478	9,072

	~~W~~	213,116	483,120

Due from related parties included in other accounts receivable, as of March 31, 2020 and December 31, 2019 are ~~W~~1,267 million and ~~W~~19,431 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,738,612	213,288	(383)	(3,500)
1-15 days past due		10,340	370	(2)	(3)
16-30 days past due		297	2	—	—
31-60 days past due		—	1,312	—	(8)
More than 60 days past due		—	1,681	—	(26)

	~~W~~	2,749,249	216,653	(385)	(3,537)

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,119,914	208,086	(454)	(3,292)
1-15 days past due		34,626	3,512	(6)	(1)
16-30 days past due		—	598	—	(4)
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,185	—	(25)

	~~W~~	3,154,540	486,442	(460)	(3,322)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

(In millions of won)	March 31, 2020			December 31, 2019
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	460	3,322	477	1,281
(Reversal of) bad debt expense		(75)	215	(17)	2,041

Balance at the end of the reporting period	~~W~~	385	3,537	460	3,322

5.	Receivables and Other Assets, Continued

(d)	Other assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets
Advanced payments	~~W~~	21,073	6,203
Prepaid expenses		195,935	114,145
Value added tax refundable		833,055	826,730
Right to recover returned goods		20,645	22,106

	~~W~~	1,070,708	969,184

Non-current assets
Long-term prepaid expenses	~~W~~	271,324	272,835
Long-term advanced payments		17,538	7,742

	~~W~~	288,862	280,577

6.	Other Financial Assets

(a)	Other financial assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	26,554	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	9	6
Financial assets carried at amortized cost
Deposits	~~W~~	15,622	9,585
Short-term loans		24,216	21,623
Lease receivables		5,978	5,695

	~~W~~	45,816	36,903

	~~W~~	72,379	70,945

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	1,104
Kyulux, Inc.		637	1,889
Fineeva Co., Ltd.		4	4
ARCH Venture Fund Vlll, L.P.		6,685	6,302
Sierra Ventures Fund XII, L.P.		611	580

	~~W~~	9,041	9,879

Convertible bonds	~~W~~	1,544	1,544
Derivatives(*)		82,397	15,640

	~~W~~	92,982	27,063

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	62	70
Financial assets carried at amortized cost
Deposits	~~W~~	21,283	21,451
Long-term loans		30,988	40,827
Lease receivables		21,476	22,099

	~~W~~	73,747	84,377

	~~W~~	166,791	111,510

(*)	Represents valuation gain from foreign currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

7.	Inventories

Inventories as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020		December 31, 2019
Finished goods	~~W~~	786,480	730,009
Work-in-process		803,726	756,744
Raw materials		543,441	405,854
Supplies		176,444	158,548

	~~W~~	2,310,091	2,051,155

For the three-month periods ended March 31, 2020 and 2019, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2020		2019
Inventories recognized as cost of sales	~~W~~	4,446,096	5,246,021
Including: inventory write-downs		389,679	352,096
Including: usage of inventory write-downs		(472,885)	(313,180)

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2020 and 2019.

8.	Investments in Equity Accounted Investees

Associates as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2020			December 31, 2019
					Percentage of ownership	Carrying amount		Percentage of ownership		Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	45,041	40%	~~W~~	50,697
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		7,375	14%		7,310
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		21,911	15%		19,424
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		19,445	14%		19,929
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	12%		4,714	12%		4,714

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2020			December 31, 2019
					Percentage of ownership	Carrying Amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	2,225	10%	~~W~~	2,354
Nanosys Inc.	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,080	4%		5,183

						~~W~~	105,791		~~W~~	109,611

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., CYNORA GmbH, Material Science and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the three-month periods ended March 31, 2020 and 2019 amounted to ~~W~~8,239 million and ~~W~~7,502 million, respectively.

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2020 and 2019, the Group purchased property, plant and equipment of ~~W~~745,993 million and ~~W~~1,979,546 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~72,618 million and 4.18%, and ~~W~~71,289 million and 3.04% for the three-month periods ended March 31, 2020 and 2019, respectively. In addition, for the three-month periods ended March 31, 2020 and 2019, the Group recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~18,863 million and ~~W~~8,532 million, respectively. Also, for the three-month periods ended March 31, 2020 and 2019, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~3,101 million and ~~W~~12,211 million, respectively, and recognized ~~W~~3,579 million and ~~W~~4,377 million, respectively, as gain and loss, on disposal of property, plant and equipment for the three-month period ended March 31, 2020 (gain and loss for the three-month period ended March 31, 2019: ~~W~~3,290 million and ~~W~~6,919 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2020 and December 31, 2019 are ~~W~~386,741 million and ~~W~~375,183 million, respectively. In addition, for the three-month period ended March 31, 2020, the Group recognized an impairment loss amounting to ~~W~~3,674 million in connection with development projects.

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current
Short-term borrowings	~~W~~	889,556	696,793
Current portion of long-term borrowings and bonds		1,957,470	1,242,904
Derivatives (*)		4,423	—
Lease liabilities		42,866	37,387

	~~W~~	2,894,315	1,977,084

Non-current
Won denominated borrowings	~~W~~	2,283,125	2,692,560
Foreign currency denominated borrowings		6,937,431	6,107,117
Bonds		2,485,782	2,741,516
Derivatives (*)		1,787	20,592
Lease liabilities		51,141	51,125

	~~W~~	11,759,266	11,612,910

(*)	Represents currency interest rate swap contracts entered into the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds.

(b)	Short-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2020 (%)(*)	March 31, 2020		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	366,780		347,340
The Export-Import Bank of Korea	1.55		190,900		—
Standard Chartered Bank Vietnam and others	3ML + 0.80~0.90		76,981		61,613
Standard Chartered Bank (China) Limited and others	PBOC LPR + 0.25 PBOC - 0.05		254,895		287,840

Foreign currency equivalent		USD	363	USD	353
		CNY	1,478	CNY	1,737

		~~W~~	889,556		696,793

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates), PBOC represents the benchmark interest rate of People’s Bank of China and PBOC LPR represents Loan Prime Rate of People’s Bank of China.

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2020 (%)(*)	March 31, 2020		December 31, 2019
Woori Bank	2.75	~~W~~	445	608
Korea Development Bank and others	CD rate (91days) + 1.00~1.39, 2.21~3.25		3,320,625	3,330,000
Less current portion of long-term borrowings			(1,037,945)	(638,048)

		~~W~~	2,283,125	2,692,560

(*)	CD represents Certificate of Deposit.

(d)	Foreign currency denominated long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2020 (%)	March 31, 2020		December 31, 2019
The Export-Import Bank of Korea and others	3ML+0.75~1.70 6ML+1.25~1.35	~~W~~	1,791,109		1,696,177
China Construction Bank and others	USD: 3ML+0.65~1.43 CNY: PBOCx(0.95~1.05)
	PBOC LPR + 0.23~0.50 4.70		5,456,264		4,606,094

Foreign currency equivalent		USD	2,764	USD	2,767
		CNY	22,434	CNY	18,699
Less current portion of long-term borrowings			(309,942)		(195,154)

		~~W~~	6,937,431		6,107,117

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won, USD)
	Maturity	Annual interest rate as of March 31, 2020 (%)	March 31, 2020		December 31, 2019
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	May 2020 ~ February 2024	1.95~2.95	~~W~~	1,730,000		1,730,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000		110,000
Less discount on bonds				(2,942)		(3,404)
Less current portion				(609,583)		(409,702)

			~~W~~	1,227,475		1,426,894

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	366,780		347,340
Privately issued bonds	April 2023	3ML+1.47		122,260		115,780
Foreign currency equivalent			USD	400	USD	400
Less discount on bonds				(6,392)		(6,883)

			~~W~~	482,648		456,237
Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	August 2024	1.50	~~W~~	775,659		858,385
Foreign currency equivalent			USD	634	USD	741

			~~W~~	2,485,782		2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of March 31, 2020 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance
Principal redemption

1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2. Advanced redemption: The Controlling Company has a right to redeem in advance (call option) and the bondholders have a right to require the Controlling Company to redeem in advance (put option). At exercise, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

•   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

•   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

•   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Controlling Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Controlling Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of March 31, 2020 is as follows:

(In won and No. of shares)
	March 31, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company and certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,474,437	1,481,339
Fair value of plan assets		(1,561,914)	(1,607,253)

	~~W~~	(87,477)	(125,914)

Defined benefit liabilities, net	~~W~~	1,510	1,338
Defined benefit assets	~~W~~	88,987	127,252

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current service cost	~~W~~	40,999	48,918
Net interest cost		(776)	304

	~~W~~	40,223	49,222

(c)	Plan assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,561,914	1,607,253

As of March 31, 2020, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Remeasurements of the net defined benefit liabilities	~~W~~	(2,574)	(2,913)
Tax effect		661	776

Remeasurements of the net defined benefit liabilities, net of income tax	~~W~~	(1,913)	(2,137)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the three-month period ended March 31, 2020 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	230,262	26,381	256,643
Additions (reversal)		58,646	(3,132)	55,514
Usage		(67,413)	(778)	(68,191)

Balance at March 31, 2020	~~W~~	221,495	22,471	243,966

Current	~~W~~	156,146	22,471	178,617
Non-current	~~W~~	65,349	—	65,349

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of purchase. The provision is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current liabilities
Withholdings	~~W~~	23,450	28,376
Unearned revenue		21,953	44,333
Security deposits		7,020	9,310

	~~W~~	52,423	82,019

Non-current liabilities
Long-term accrued expenses	~~W~~	80,046	78,537
Long-term other accounts payable		1,135	1,069
Long-term unearned revenue		5,075	6,852
Security deposits		4,550	1,690

	~~W~~	90,806	88,148

14.	Contingencies and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of March 31, 2020, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Controlling Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Controlling Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in Mannheim District Court in Germany. As of March 31, 2020, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,160 million (~~W~~1,418,216 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2020, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and overseas subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under agreements and the amount of sold but not yet due accounts receivables by contracts are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	90,000	90,000		—	—
		USD	25	30,565		—	—
	Sumitomo Mitsui Banking Corporation	USD	20	24,452		—	—
	Bank of Tokyo-Mitsubishi UFJ	KRW	130,000	130,000	KRW	9,470	9,470
		USD	70	85,582	USD	35	42,195
	BNP Paribas	USD	125	152,825	USD	53	65,137
	ING Bank	USD	150	183,390		—	—

		USD	390	696,814	USD	88

		KRW	220,000		KRW	9,470	116,802

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	366,780	USD	39	48,049

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	15	18,339		—	—
	Australia and New Zealand Banking Group Ltd.	USD	70	85,582		—	—
	Taishin International Bank	USD	180	220,068		—	—

LG Display Germany GmbH	Citibank	USD	80	97,808		—	—
	BNP Paribas	USD	75	91,695	USD	20	24,484
	Commerzbank AG	USD	11	13,861	USD	6	7,690
	DZ Bank AG	USD	4	5,004	USD	1	1,238
	Oddo Bank	USD	2	1,919	USD	1	1,264
	UniCredit Bank	USD	8	10,291	USD	2	2,947

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	800	978,080	USD	365	446,249
	Standard Chartered Bank	USD	600	733,560		—	—
	Sumitomo Mitsui Banking Corporation	USD	200	244,520		—	—

		USD	2,345	2,867,507	USD	434	531,921

		USD	2,735	3,564,321	USD	522	648,723

		KRW	220,000		KRW	9,470

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of March 31, 2020, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~183,390 million) with KEB Hana Bank, USD 50 million (~~W~~61,130 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~122,260 million) with Industrial Bank of Korea, USD 100 million (W122,260 million) with Industrial and Commercial Bank of China and USD 200 million (~~W~~244,520 million) with Shinhan Bank.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 875 million (~~W~~1,069,775 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Controlling Company also obtained payment guarantees amounting to USD 306 million (~~W~~373,886 million) from Korea Development Bank for foreign currency denominated bonds.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 1,038 million (~~W~~178,896 million), JPY 900 million (~~W~~10,177 million), EUR 2.5 million (~~W~~3,372 million), VND 46,394 million (~~W~~2,399 million), and USD 0.5 million (~~W~~611 million), respectively, for their local tax payments and utility payments.

License agreements

As of March 31, 2020, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. as of March 31, 2020.

Long-term supply agreement

As of March 31, 2020, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 675 million (~~W~~825,255 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 875 million (~~W~~1,069,775 million) from KEB Hana Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

Pledged Assets

Regarding the secured bank borrowing amounting to CNY 18,650 million (~~W~~3,215,820 million) from China Construction Bank, as of March 31, 2020, the Group provided its property, plant and equipment with carrying amount of ~~W~~671,307 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2020 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2019 to March 31, 2020.

(b)	Reserves

Reserves consist mainly of the following:

Foreign currency translation differences for foreign operations

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Foreign currency translation differences for foreign operations	~~W~~	49,093	(178,452)
Other comprehensive income (loss) from associates		(22,974)	(24,569)

	~~W~~	26,119	(203,021)

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Sales of goods	~~W~~	4,712,798	5,869,005
Royalties		4,717	3,569
Others		6,734	6,207

	~~W~~	4,724,249	5,878,781

17.	Geographic and Other Information

The following is a summary of the Group’s revenue by region based on the location of the customers for the three-month periods ended March 31, 2020 and 2019.

(a)	Revenue by geography

(In millions of won)
Region	2020		2019
Domestic	~~W~~	272,051	393,773
Foreign
China		3,043,061	3,753,565
Asia (excluding China)		587,685	610,595
United States		346,976	490,183
Europe (excluding Poland) 685,232		303,648	343,195
Poland		170,828	287,470

	~~W~~	4,452,198	5,485,008

	~~W~~	4,724,249	5,878,781

Sales to Company A and Company B amount to ~~W~~1,647,686 million and ~~W~~931,917 million, respectively, for the three-month period ended March 31, 2020 (the three-month period ended March 31, 2019: ~~W~~2,040,447 million and ~~W~~1,276,564 million). The Group’s top ten end-brand customers together accounted for 83% of sales for the three-month period ended March 31, 2020 (the three-month period ended March 31, 2019: 80%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
Region	March 31, 2020			December 31, 2019
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	12,519,960	705,695	12,764,240	708,047
Foreign
China		7,735,945	39,803	7,391,279	34,337
Vietnam		2,042,731	8,325	1,923,765	7,630
Others		10,056	125,856	8,361	123,434

	~~W~~	9,788,732	173,984	9,323,405	165,401

	~~W~~	22,308,692	879,679	22,087,645	873,448

(c)	Revenue by product and services

(In millions of won)
	2020		2019
Televisions	~~W~~	1,484,054	2,123,180
Desktop monitors		810,097	982,022
Tablet products		377,779	694,230
Notebook computers		558,882	625,658
Mobile and others		1,493,437	1,453,691

	~~W~~	4,724,249	5,878,781

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Changes in inventories	~~W~~	(258,936)	61,363
Purchases of raw materials, merchandise and others		2,671,442	3,159,971
Depreciation and amortization		992,442	811,240
Outsourcing		166,069	213,665
Labor		681,399	787,001
Supplies and others		166,749	206,024
Utility		209,831	219,628
Fees and commissions		151,029	181,033
Shipping		42,742	53,705
Advertising		42,538	14,464
Warranty		58,646	97,240
Travel		13,071	23,384
Taxes and dues		27,360	32,268
Impairment loss on property, plant, and equipment		5,912	4,182
Impairment loss on intangible assets		4,347	—
Others		135,350	159,301

	~~W~~	5,109,991	6,024,469

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries	~~W~~	72,472	86,023
Expenses related to defined benefit plans		6,755	8,126
Other employee benefits		17,220	22,486
Shipping		33,690	45,140
Fees and commissions		52,193	57,493
Depreciation		55,710	54,355
Taxes and dues		12,896	16,506
Advertising		42,538	14,464
Warranty		58,646	97,240
Insurance		2,801	2,646
Travel		3,385	5,491
Training		900	3,336
Others		13,937	18,359

	~~W~~	373,143	431,665

20.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries and wages	~~W~~	554,897	656,194
Other employee benefits		106,243	123,601
Contributions to National Pension plan		17,027	18,150
Expenses related to defined benefit plan and defined contribution plan		40,276	49,238

	~~W~~	718,443	847,183

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency gain	~~W~~	527,740	241,793
Gain on disposal of property, plant and equipment		3,579	3,290
Gain on disposal of intangible assets		—	552
Reversal of impairment loss on intangible assets		550	215
Rental income		1,033	626
Others		9,131	918

	~~W~~	542,033	247,394

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency loss	~~W~~	483,259	210,583
Loss on disposal of property, plant and equipment		4,377	6,919
Loss on disposal of intangible assets		—	18
Impairment loss on property, plant and equipment		5,912	4,182
Impairment loss on intangible assets		4,347	—
Donations		73	14
Other bad debt expense		202	398
Others		8,911	2,140

	~~W~~	507,081	224,254

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance income
Interest income	~~W~~	20,196	10,798
Foreign currency gain		74,087	18,278
Gain on transaction of derivatives		21,615	5,385
Gain on valuation of derivatives		85,563	25,345
Gain on valuation of financial assets at fair value through profit or loss		—	4
Gain on valuation of financial liabilities at fair value through profit or loss		131,735	—

	~~W~~	333,196	59,810

Finance costs
Interest expense	~~W~~	72,908	18,701
Foreign currency loss		215,136	53,766
Loss on sale of trade accounts and notes receivable		2,062	6,303
Loss on valuation of derivatives		11,905	—
Loss on valuation of financial assets at fair value through profit or loss		1,252	3,960
Others		572	967

	~~W~~	303,835	83,697

23.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current tax expense	~~W~~	55,718	29,110
Deferred tax expense (benefit)		(151,694)	(95,128)

Income tax expense (benefit)	~~W~~	(95,976)	(66,018)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2020 and December 31, 2019 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2020		December, 31, 2019	March, 31, 2020	December, 31, 2019	March, 31, 2020	December, 31, 2019
Other accounts receivable, net	~~W~~	—	—	(111)	(4,364)	(111)	(4,364)
Inventories, net		91,360	89,522	—	—	91,360	89,522
Defined benefit liabilities, net		—	—	(34,726)	—	(34,726)	—
Investments in subsidiaries and associates		—	—	(26,768)	(20,015)	(26,768)	(20,015)
Accrued expenses		107,802	131,196	—	—	107,802	131,196
Property, plant and equipment		710,142	691,599	(24,045)	(21,690)	686,097	669,909
Intangible assets		18,968	21,886	(10,891)	(10,759)	8,077	11,127
Provisions		49,111	59,875	—	(4,446)	49,111	55,429
Other temporary differences		118,937	137,667	(773)	(328)	118,164	137,339
Tax losses carryforwards		811,691	607,432	—	—	811,691	607,432
Tax credit carryforwards		57,570	38,337	—	—	57,570	38,337

Deferred tax assets (liabilities)	~~W~~	1,965,581	1,777,514	(97,314)	(61,602)	1,868,267	1,715,912

24.	Loss Per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In won and No. of shares)	2020		2019
Loss attributable to owners of the Controlling Company	~~W~~	(198,990,652,665)	(60,933,209,389)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(556)	(170)

For the three-month periods ended March 31, 2020 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)

Diluted loss per share is not different from basic loss per share due to loss for the three-month period ended March 31, 2020. As of March 31, 2020, 40,988,998 shares of potential common stock to be issued from conversion were excluded from the calculation of weighted-average number of common stocks due to antidilution.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Group entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2020 and December 31, 2019 is as follows:

(In millions)	March 31, 2020
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,015	263	7,906	24	6	23	71,627
Trade accounts and notes receivable	2,082	10	274	—	—	—	—
Non-trade receivables	63	108	224	4	1	—	6,354
Other assets denominated in foreign currencies	131	3,132	9,411	412	3	551	3,968
Trade accounts and notes payable	(844)	(8,215)	(1,523)	—	—	—	(329,337)
Other accounts payable	(377)	(6,042)	(1,581)	(3)	(4)	—	(391,625)
Financial liabilities	(4,156)	—	(23,912)	—	—	—	—

Aggregate notional amounts	(2,086)	(10,744)	(9,201)	437	6	574	(639,013)

Currency swap contracts	2,085	—	—	—	—	—	—

Net exposure	(1)	(10,744)	(9,201)	437	6	574	(639,013)

25.	Financial Risk Management, Continued

(In millions)	December 31, 2019
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,594	68	8,360	33	5	25	28,663
Trade accounts and notes receivable	2,485	19	550	—	—	—	—
Non-trade receivables	276	455	230	3	2	—	13,131
Other assets denominated in foreign currencies	29	526	5,668	369	5	503	4,032
Trade accounts and notes payable	(628)	(9,043)	(2,289)	—	—	—	(291,891)
Other accounts payable	(488)	(12,396)	(3,239)	(4)	(10)	—	(786,356)
Financial liabilities	(4,255)	—	(20,436)	—	—	—	—

Aggregate notional amounts	(987)	(20,371)	(11,156)	401	2	528	(1,032,421)

Currency swap contracts	2,085	—	—	—	—	—	—

Net exposure	1,098	(20,371)	(11,156)	401	2	528	(1,032,421)

Average exchange rates applied for the three-month periods ended March 31, 2020 and 2019 and the exchange rates at March 31, 2020 and December 31, 2019 are as follows:

(In won)	Average rate			Reporting date spot rate
	2020		2019	March 31, 2020	December 31, 2019
USD	~~W~~	1,192.12	1,124.40	1,222.60	1,157.80
JPY		10.94	10.22	11.31	10.63
CNY		170.69	166.47	172.43	165.74
TWD		39.62	36.48	40.37	38.48
EUR		1,314.91	1,277.12	1,348.65	1,297.43
PLN		304.55	296.99	296.90	304.87
VND		0.0513	0.0485	0.0517	0.0500

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of March 31, 2020 and December 31, 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2020			December 31, 2019
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(22,247)	58,359	23,570	105,398
JPY (5 percent weakening)		(4,410)	(4,387)	(8,397)	(6,418)
CNY (5 percent weakening)		(79,332)	8	(92,454)	11
TWD (5 percent weakening)		880	—	772	—
EUR (5 percent weakening)		447	83	221	(278)
PLN (5 percent weakening)		8,502	21	8,036	28
VND (5 percent weakening)		(1,198)	(1,198)	(1,871)	(1,871)

A stronger won against the above currencies as of March 31, 2020 and December 31, 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii) Interest rate risk

Interest rate risk arises principally from the Group’s bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into currency interest rate swap contracts amount of USD 1,785 million (~~W~~2,182,341 million) in notional amount to hedge interest rate risk with respect to variable interest bearing foreign currency denominated borrowings.

i) Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2020 and December 31, 2019 is as follows:

(In millions of won)	March 31, 2020		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	3,636,614	3,414,838
Financial liabilities		(6,185,574)	(6,066,554)

	~~W~~	(2,548,960)	(2,651,716)

Variable rate instruments
Financial liabilities	~~W~~	(8,367,790)	(7,414,336)

25.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2020 and December 31, 2019, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2020
Variable rate instruments (*)	~~W~~	(44,848)	44,848	(44,848)	44,848
December 31, 2019
Variable rate instruments (*)	~~W~~	(38,774)	38,774	(38,774)	38,774

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

25.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,558,386	3,336,003
Deposits in banks		78,168	78,768
Trade accounts and notes receivable, net		2,748,864	3,154,080
Non-trade receivables		191,558	463,614
Accrued income		13,080	10,434
Deposits		36,905	31,036
Short-term loans		24,216	21,623
Long-term loans		30,988	40,827
Long-term non-trade receivables		8,478	9,072
Lease receivables		27,454	27,794

	~~W~~	6,718,097	7,173,251

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,544	1,544
Derivatives		108,951	49,676

	~~W~~	110,495	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	71	76

	~~W~~	6,828,663	7,224,547

Trade accounts and notes receivables are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group relies on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2020.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	11,457,999	12,656,947	1,225,037	1,398,801	2,296,426	6,635,110	1,101,573
Bonds		3,095,365	3,362,009	296,983	384,636	1,036,357	1,509,193	134,840
Trade accounts and notes payable		2,872,192	2,872,192	2,872,192	—	—	—	—
Other accounts payable		1,594,355	1,594,355	1,593,229	1,126	—	—	—
Other accounts payable (enterprise procurement cards)(*)		2,101,605	2,132,527	782,912	1,349,615	—	—	—
Long-term other accounts payable		1,135	1,135	—	—	1,135	—	—
Security deposits received		11,570	11,570	4,420	2,600	4,550	—	—
Lease liabilities		94,007	100,042	29,028	16,315	18,777	25,714	10,208
Derivative financial liabilities
Derivatives		6,210	4,071	3,747	6,225	1,145	(7,036)	—

	~~W~~	21,234,438	22,734,848	6,807,538	3,159,318	3,358,390	8,162,981	1,246,641

(*)

Represents the amount of utility expenses and others paid by enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arises from operating activities of purchasing of goods and services thus the related cash flow is disclosed as operating activities.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2020		December 31, 2019
Total liabilities	~~W~~	23,322,511	23,086,282
Total equity		12,563,061	12,488,281
Cash and deposits in banks (*1)		3,636,543	3,414,760
Borrowings (including bonds)		14,553,364	13,480,889
Total liabilities to equity ratio		186%	185%
Net borrowings to equity ratio (*2)		87%	81%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020				December 31, 2019
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	3,558,386	(	*)	3,336,003	(	*)
Deposits in banks		78,168	(	*)	78,768	(	*)
Trade accounts and notes receivable		2,748,864	(	*)	3,154,080	(	*)
Non-trade receivables		191,558	(	*)	463,614	(	*)
Accrued income		13,080	(	*)	10,434	(	*)
Deposits		36,905	(	*)	31,036	(	*)
Short-term loans		24,216	(	*)	21,623	(	*)
Long-term loans		30,988	(	*)	40,827	(	*)
Long-term non-trade receivables		8,478	(	*)	9,072	(	*)
Lease receivables		27,454	(	*)	27,794	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	9,041	9,041		9,879	9,879
Convertible bonds		1,544	1,544		1,544	1,544
Derivatives		108,951	108,951		49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	71	71		76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	6,210	6,210		20,592	20,592
Convertible bonds		775,659	775,659		858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	11,457,999	11,486,150		10,329,671	10,394,498
Bonds		2,319,706	2,355,357		2,292,833	2,345,867
Trade accounts and notes payable		2,872,192	(	*)	2,618,261	(	*)
Other accounts payable		3,695,960	(	*)	4,397,121	(	*)
Long-term other accounts payable		1,135	(	*)	1,069	(	*)
Security deposits received		11,570	(	*)	11,000	(	*)
Lease liabilities		94,007	(	*)	88,512	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined by input variables as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,041	9,041
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	108,951	108,951
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	71	—	—	71
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	6,210	6,210
Convertible bonds		775,659	—	—	775,659

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	9,879	9,879
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial asset at fair value through other comprehensive income
Debt instruments	~~W~~	76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	11,486,150	Discounted cash flow	Discount rate
Bonds		—	—	2,355,357	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	10,394,498	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

iv)	The discount rates applied for determination of the above fair value as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Borrowings, bonds and others	2.04~4.21%	1.87~3.56%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2020 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2020		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2020
Short-term borrowings	~~W~~	696,793	150,107	—	42,656	—	—	889,556
Current portion of long-term borrowings and bonds		1,242,904	(19,059)	718,671	14,779	175	—	1,957,470
Long-term borrowings		8,799,677	642,613	(518,965)	297,231	—	—	9,220,556
Bonds (*)		2,741,516	—	(199,706)	70,686	5,021	(131,735)	2,485,782
Lease liabilities		88,512	(17,675)	—	4,306	—	18,864	94,007

	~~W~~	13,569,402	755,986	—	429,658	5,196	(112,871)	14,647,371

(*)	Others include gain on valuation of financial liabilities at fair value through profit or loss amounting to ~~W~~131.735 million.

27.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2020 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	2020
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
AVATEC Co., Ltd.	~~W~~	—	200	—	—	14,983	199
Paju Electric Glass Co., Ltd.		—	7,739	74,280	—	—	973
WooRee E&L Co., Ltd.		—	—	1,583	—	—	5
YAS Co., Ltd.		—	300	1,484	1,114	—	970
Material Science Co., Ltd.		—	—	60	—	—	—

	~~W~~	—	8,239	77,407	1,114	14,983	2,147

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	196,295	—	3,621	126,792	—	29,837
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	13,992	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		71,901	—	—	—	—	199
LG Electronics Nanjing New Technology Co., Ltd.		89,650	—	—	—	—	241

27.	Related Parties and Others, Continued

(In millions of won)	2020
	Sales and others		Purchase and others
		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~ 25,085	—	—	—	—	117
LG Electronics do Brasil Ltda.	30,024	—	—	—	—	40
LG Innotek Co., Ltd.	1,192	—	7,568	—	—	20,352
Qingdao LG Inspur Digital Communication Co., Ltd.	5,310	—	—	—	—	—
LG Electronics Mexicali S.A. DE C.V.	35,104	—	—	—	—	9
LG Electronics Mlawa Sp. z o.o.	100,238	—	—	—	—	528
LG Electronics Reynosa S.A. DE C.V.	129,300	—	—	—	—	530
LG Electronics Egypt S.A.E.	20,412	—	—	—	—	246
LG Electronics Japan, Inc.	—	—	—	8	—	1,503
P.T. LG Electronics Indonesia	20,779	—	—	—	—	98
Others	1,380	—	17	—	—	1,421

	~~W~~ 544,367	—	7,585	8	—	25,349

	~~W~~ 740,662	8,239	88,613	127,914	14,983	57,333

27.	Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.(*1)	~~W~~	—	180	343	28,204	—	53
AVATEC Co., Ltd.		—	265	—	—	21,157	201
Paju Electric Glass Co., Ltd.		—	6,057	90,616	—	—	964
WooRee E&L Co., Ltd.		—	—	1,305	—	—	1
YAS Co., Ltd.		—	1,000	1,647	80,418	—	958
Material Science Co., Ltd.		—	—	—	—	—	313

	~~W~~	—	7,502	93,911	108,622	21,157	2,490

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	285,534	—	3,833	422,275	—	28,042
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	22,864	—	—	—	—	1
LG Electronics Vietnam Haiphong Co., Ltd.		62,783	—	—	1,515	—	121
LG Electronics Nanjing New Technology Co., Ltd.		56,558	—	—	29	—	99

27.    Related Parties and Others, Continued

(In millions of won)	2019
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	26,978	—	—	—	—	743
LG Electronics do Brasil Ltda.		43,354	—	—	—	—	45
LG Innotek Co., Ltd.		3,033	—	15,560	—	—	24,731
Qingdao LG Inspur Digital Communication Co., Ltd.		2,588	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		20,417	—	—	—	—	—
LG Electronics Mexicalli S.A. DE C.V.		38,472	—	—	—	—	27
LG Electronics Mlawa Sp. z o.o.		191,510	—	—	—	—	575
LG Electronics Taiwan Taipei Co., Ltd.		2,683	—	—	—	—	89
LG Hitachi Water Solutions Co., Ltd. (*2)		—	—	—	27,508	—	—
LG Electronics Reynosa S.A. DE C.V.		168,014	—	—	—	—	258
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	33	4,014	—	17
HiEntech Co., Ltd. (*2)		18	—	—	3,666	—	7,111
HiEntech (Tianjin) Co., Ltd. (*2)		—	—	—	4,055	—	5,674
LG Electronics S.A. (Pty) Ltd		1,728	—	—	—	—	5
LG Electronics Egypt S.A.E.		27,913	—	—	—	—	—
LG Electronics Alabama Inc.		2,563	—	—	—	—	—
LG Electronics Japan, Inc.		—	—	—	3	—	1,552
LG Electronics USA Inc.		2,570	—	—	—	—	—
Others		543	—	1	—	—	1,592

	~~W~~	674,589	—	15,594	40,790	—	42,640

	~~W~~	960,123	7,502	113,338	571,687	21,157	73,172

(*1)	Represents transactions occurred prior to the Group’s disposal of the entire investments.
(*2)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019
Associates and their subsidiaries
AVATEC Co., Ltd.	~~W~~	200	—	2,288	1,029
Paju Electric Glass Co., Ltd.		—	—	63,295	62,853
WooRee E&L Co., Ltd.		—	—	1,571	1,888
YAS Co., Ltd.		300	—	23,389	27,489
Material Science Co., Ltd.		—	—	66	8

	~~W~~	500	—	90,609	93,267

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	162,685	209,939	119,471	157,713
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	6,172	6,113	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		52,149	47,740	—	75
LG Electronics Nanjing New Technology Co., Ltd.		61,614	55,343	14	49
LG Electronics RUS, LLC		12,960	17,600	59	83
LG Electronics do Brasil Ltda.		17,984	14,805	5	26
LG Innotek Co., Ltd.		153	267	36,707	36,426

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019
LG Electronics Mexicali, S.A. DE C.V.	~~W~~	18,682	11,195	10	17
LG Electronics Mlawa Sp. z o.o.		34,430	124,390	47	75
LG Electronics Reynosa, S.A. DE C.V.		85,002	82,927	197	62
LG Electronics Egypt S.A.E.		12,691	9,432	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		—	7,221	—	—
P.T. LG Electronics Indonesia		13,079	7,696	—	16
Others		1,835	2,452	2,383	3,548

	~~W~~	316,751	387,181	39,422	40,377

	~~W~~	479,936	597,120	249,502	291,357

27.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	2019
Associates	Loans		Collection of loans
INVENIA Co., Ltd.(*)	~~W~~	1,000	—

(*)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2020 and 2019 and as of March 31, 2020 and December 31, 2019 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2020			March 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	115,325	77,042	59,336	35,934
LG Uplus Corp.		—	561	—	—
LG Chem Ltd. and its subsidiaries		171	213,622	137	155,563
S&I Corp. and its subsidiaries		84	63,222	21,307	107,921
Silicon Works Co., Ltd.		36	152,488	36	127,663
LG Corp.		—	11,783	11,443	—
LG Management Development Institute		—	1,597	3,480	297
LG CNS Co., Ltd. and its subsidiaries		2	24,231	2	16,548
LG Household & Health Care and its subsidiaries		—	77	—	1
LG Holdings Japan Co., Ltd.		—	533	2,407	—
G2R Inc. and its subsidiaries		—	1,783	—	4,692
Robostar Co., Ltd.		—	406	—	1,636

	~~W~~	115,618	547,345	98,148	450,255

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	195,200	118,145	93,623	77,721
LG Uplus Corp.		—	560	—	208
LG Chem Ltd. and its subsidiaries		721	286,607	97	128,636
S&I Corp. and its subsidiaries		84	329,563	21,307	159,202
Silicon Works Co., Ltd.		92	150,292	—	126,856
LG Corp.		—	13,273	8,781	—
LG Management Development Institute		—	2,470	3,480	231
LG CNS Co., Ltd. and its subsidiaries		5	35,922	2	75,850

LG Household & Health Care and its subsidiaries		—	95	—	6
LG Holdings Japan Co., Ltd.		—	492	2,264	—
G2R Inc. and its subsidiaries		—	1,064	—	29,540
Robostar Co., Ltd.		—	5,347	—	2,332

	~~W~~	196,102	943,830	129,554	600,582

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Short-term benefits	~~W~~	569	891
Expenses related to the defined benefit plan		96	100

	~~W~~	665	991

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2020 and 2019

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2020, the condensed separate interim statements of comprehensive loss changes in equity and cash flows for the three-month periods ended March 31, 2020 and 2019, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2019, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 11, 2020, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

1

KPMG Samjong Accounting Corp.

Seoul, Korea

May 14, 2020

This report is effective as of May 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2020 and December 31, 2019

(In millions of won)	Note	March 31, 2020		December 31, 2019
Assets
Cash and cash equivalents	4, 24	~~W~~	797,883	1,105,245
Deposits in banks	4, 24		76,757	77,257
Trade accounts and notes receivable, net	5, 14, 24, 26		3,484,158	3,565,860
Other accounts receivable, net	5, 24		176,944	439,940
Other current financial assets	6, 24		50,779	55,665
Inventories	7		1,603,483	1,526,299
Prepaid income tax			111,719	111,129
Other current assets	5		251,012	199,833

Total current assets			6,552,735	7,081,228
Deposits in banks	4, 24		11	11
Investments	8		5,483,824	4,958,308
Other non-current accounts receivable, net	5, 24		18,574	19,899
Other non-current financial assets	6, 24		128,922	74,203
Property, plant and equipment, net	9		12,519,903	12,764,175
Intangible assets, net	10		705,695	708,047
Deferred tax assets	22		1,506,384	1,367,714
Defined benefit assets	12		88,987	127,252
Other non-current assets	5		288,609	281,843

Total non-current assets			20,740,909	20,301,452

Total assets		~~W~~	27,293,644	27,382,680

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	3,288,097	2,682,403
Current financial liabilities	11, 24		2,298,849	1,474,589
Other accounts payable	24		3,062,866	3,329,040
Accrued expenses			420,288	520,395

Provisions	13		177,578	188,238
Advances received	14		831,946	898,447
Other current liabilities	13		43,868	47,371

Total current liabilities			10,123,492	9,140,483
Non-current financial liabilities	11, 24		6,500,876	7,094,405
Non-current provisions	13		65,349	67,118

Long-term advances received	14		188,971	328,677
Other non-current liabilities	13		88,353	85,904

Total non-current liabilities			6,843,549	7,576,104

Total liabilities			16,967,041	16,716,587

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			6,286,411	6,625,901

Total equity			10,326,603	10,666,093

Total liabilities and equity		~~W~~	27,293,644	27,382,680

See accompanying notes to the separate interim financial statements.

3

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

(In millions of won, except earnings per share)	Note	2020		2019
Revenue	16, 26	~~W~~	4,481,421	5,383,604
Cost of sales	7, 17, 26		(4,533,377)	(4,975,246)

Gross profit (loss)			(51,956)	408,358

Selling expenses	18		(135,470)	(151,929)
Administrative expenses	18		(102,604)	(129,600)
Research and development expenses			(263,679)	(329,610)

Operating loss			(553,709)	(202,781)

Finance income	21		284,887	47,870
Finance costs	21		(264,734)	(51,996)
Other non-operating income	20		451,006	141,396
Other non-operating expenses	20		(392,892)	(122,203)

Loss before income tax			(475,442)	(187,714)
Income tax expense (benefit)	22		(137,865)	(73,773)

Loss for the period			(337,577)	(113,941)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(2,574)	(2,913)
Related income tax	12		661	776

Other comprehensive loss for the period, net of income tax			(1,913)	(2,137)

Total comprehensive loss for the period		~~W~~	(339,490)	(116,078)

Loss per share (in won)
Basic and diluted loss per share	23	~~W~~	(943)	(318)

See accompanying notes to the separate interim financial statements.

4

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2019	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

Total comprehensive loss for the period
Loss for the period		—	—	(113,941)	(113,941)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,137)	(2,137)

Total comprehensive loss for the period	~~W~~	—	—	(116,078)	(116,078)

Balances at March 31, 2019	~~W~~	1,789,079	2,251,113	9,056,311	13,096,503

Balances at January 1, 2020	~~W~~	1,789,079	2,251,113	6,625,901	10,666,093

Total comprehensive loss for the period
Loss for the period		—	—	(337,577)	(337,577)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(1,913)	(1,913)

Total comprehensive loss for the period	~~W~~	—	—	(339,490)	(339,490)

Balances at March 31, 2020	~~W~~	1,789,079	2,251,113	6,286,411	10,326,603

See accompanying notes to the separate interim financial statements.

5

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Loss for the period		~~W~~	(337,577)	(113,941)
Adjustments for:
Income tax expense (benefit)	22		(137,865)	(73,773)
Depreciation and amortization	9, 10, 17		663,270	563,232

Gain on foreign currency translation			(165,344)	(70,560)
Loss on foreign currency translation			182,048	81,153
Expenses related to defined benefit plans	12		39,698	48,777
Gain on disposal of property, plant and equipment			(4,281)	(15,100)
Loss on disposal of property, plant and equipment			4,374	2
Impairment loss on disposal of property, plant and equipment			5,494	360
Gain on disposal of intangible assets			—	(552)
Loss on disposal of intangible assets			—	18
Impairment loss on intangible assets			4,347	—
Reversal of impairment loss on intangible assets			(550)	(215)
Expense on increase of provisions			65,238	86,301
Finance income			(257,734)	(43,145)
Finance costs			258,264	49,102
Other income			(13,944)	(1,298)
Other expenses			259	3,192

			643,274	627,494
Changes in
Trade accounts and notes receivable			(48,552)	(585,256)
Other accounts receivable			536	36,351
Inventories			(77,184)	22,748
Other current assets			(39,710)	(37,921)
Other non-current assets			(25,687)	(12,530)
Trade accounts and notes payable			538,969	363,106
Other accounts payable			(298,182)	16,024
Accrued expenses			(104,761)	25,396
Provisions			(65,889)	(71,085)
Advances received			(18,388)	(29,049)
Other current liabilities			(14,114)	(7,043)
Defined benefit liabilities, net			(4,007)	(1,638)
Other non-current liabilities			3,218	2,756

			(153,751)	(278,141)
Cash generated from operating activities			151,946	235,412
Income taxes refunded (paid)			(734)	(360)
Interests received			4,647	3,087
Interests paid			(70,159)	(49,909)

Net cash provided by operating activities		~~W~~	85,700	188,230

See accompanying notes to the separate interim financial statements.

6

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from investing activities:
Dividends received		~~W~~	7,739	—
Increase in deposits in banks			—	(500)
Proceeds from withdrawal of deposits in banks			500	500
Acquisition of financial asset at fair value through other comprehensive income			—	(21)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of investments			(525,516)	(1,006,277)
Proceeds from disposal of investments			600	600
Acquisition of property, plant and equipment			(252,258)	(511,321)
Proceeds from disposal of property, plant and equipment			269,228	32,718
Acquisition of intangible assets			(111,119)	(132,695)
Proceeds from disposal of intangible assets			—	1,945
Receipt from settlement of derivatives			21,615	5,385
Proceeds from collection of short-term loans			6,134	11,320
Increase in short-term loans			—	(8,225)
Increase in long-term loans			—	(1,500)
Increase in deposits			(8)	(500)
Decrease in deposits			947	500
Proceeds from disposal other assets			11,000	—

Net cash used in investing activities			(571,132)	(1,608,071)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			644,178	496,655
Repayments of short-term borrowings			(453,478)	(160,075)
Proceeds from issuance of bonds			—	388,447
Proceeds from long-term borrowings			—	759,423
Repayments of current portion of long-term borrowings and bonds			(9,538)	(263,144)
Payment guarantee fee received			—	543
Repayments of lease liabilities			(3,092)	(3,478)

Net cash provided by financing activities			178,070	1,218,371

Net decrease in cash and cash equivalents			(307,362)	(201,470)
Cash and cash equivalents at January 1			1,105,245	473,283

Cash and cash equivalents at March 31		~~W~~	797,883	271,813

See accompanying notes to the separate interim financial statements.

7

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2020, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2020, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2020, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2020, there are 20,935,890 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2019.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

8

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2019, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

9

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	797,883	1,105,245
Deposits in banks
Restricted deposits (*)		76,757	77,257
Non-current assets
Deposits in banks
Restricted deposits (*)		11	11

	~~W~~	874,651	1,182,513

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gumi city and Gyeongsangbuk-do, and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Due from third parties	~~W~~	142,132	221,243
Due from related parties		3,342,026	3,344,617

	~~W~~	3,484,158	3,565,860

(b)	Other accounts receivable as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets
Non-trade receivables, net	~~W~~	176,357	438,659
Accrued income		587	1,281

	~~W~~	176,944	439,940

Non-current assets
Long-term non-trade receivables	~~W~~	18,574	19,899

	~~W~~	195,518	459,839

Due from related parties included in other accounts receivable, as of March 31, 2020 and December 31, 2019 are ~~W~~34,538 million and ~~W~~45,518 million, respectively.

10

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,483,874	196,924	(7)	(3,206)
1-15 days past due		55	214	—	(2)
16-30 days past due		236	2	—	—
31-60 days past due		—	81	—	—
More than 60 days past due		—	1,530	—	(25)

	~~W~~	3,484,165	198,751	(7)	(3,233)

(In millions of won)	December 31, 2019
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	3,565,795	184,991	(5)	(2,952)
1-15 days past due		70	3,488	—	(1)
16-30 days past due		—	94	—	—
31-60 days past due		—	61	—	—
More than 60 days past due		—	274,183	—	(25)

	~~W~~	3,565,865	462,817	(5)	(2,978)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2020 and for the year ended December 31, 2019 are as follows:

(In millions of won)	March 31, 2020			December 31, 2019
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	5	2,978	5	989
(Reversal of) bad debt expense		2	255	—	1,989

Balance at the end of the reporting period	~~W~~	7	3,233	5	2,978

11

5.	Receivables and Other Assets, Continued

(d)	Other assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current assets
Advanced payments	~~W~~	18,430	1,849
Prepaid expenses		180,713	100,561
Value added tax refundable		31,224	75,317
Right to recover returned goods		20,645	22,106

	~~W~~	251,012	199,833

Non-current assets
Long-term prepaid expenses	~~W~~	271,070	274,101
Long-term advanced payments		17,539	7,742

	~~W~~	288,609	281,843

12

6.	Other Financial Assets

Other financial assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020		December 31, 2019
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	26,554	34,036
Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	9	6
Financial assets carried at amortized cost
Short-term loans	~~W~~	24,216	21,623

	~~W~~	50,779	55,665

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments
Intellectual Discovery, Ltd.	~~W~~	1,104	1,104
Kyulux, Inc.		637	1,889
Fineeva Co., Ltd.		4	4

	~~W~~	1,745	2,997

Convertible bonds	~~W~~	1,544	1,544
Derivatives(*)		82,397	15,640

	~~W~~	85,686	20,181

Financial assets at fair value through other comprehensive income
Debt instruments
Government bonds	~~W~~	62	70
Financial assets carried at amortized cost
Deposits	~~W~~	12,186	13,125
Long-term loans		30,988	40,827

	~~W~~	43,174	53,952

	~~W~~	128,922	74,203

(*)	Represents valuation gain from foreign currency interest rate swap contracts related to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

13

7.	Inventories

Inventories as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020		December 31, 2019
Finished goods	~~W~~	374,559	394,069
Work-in-process		712,494	696,993
Raw materials		410,236	341,004
Supplies		106,194	94,233

	~~W~~	1,603,483	1,526,299

For the three-month periods ended March 31, 2020 and 2019, the amounts of inventories recognized as cost of sales including inventory write-downs and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2020		2019
Inventories recognized as cost of sales	~~W~~	4,533,377	4,975,246
Including: inventory write-downs		335,255	317,892
Including: usage of inventory write-downs		(408,567)	(280,323)

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2020 and 2019.

14

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2020			December 31, 2019
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o. (*1)	Wroclaw, Poland	Manufacture display products	100%		160,361	100%		160,361
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology LLC	Sterling, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A	Invest in venture business and acquire technologies	100%		7,230	100%		6,322
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	74%		1,794,547	74%		1,794,547
Money Market Trust	Seoul, Korea	Money market trust	100%		559,308	100%		34,700

				~~W~~	5,401,174		~~W~~	4,875,658

15

8.	Investments, Continued

(*1)	On July 1, 2019, LG Display Poland Sp. z o.o. commenced the liquidation.

(*2)

For the three-month period ended March 31, 2020, the Company contributed ~~W~~908 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

(b)	Investments in associates consist of the following:

(In millions of won)
			March 31, 2020		December 31, 2019
Associates	Location	Business	Percentage of ownership	Book Value	Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~45,089	40%	~~W~~45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%	7,310	14%	7,310
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%	10,000	15%	10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%	8,000	14%	8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%	—	10%	—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	12%	4,714	12%	4,714
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%	2,354	10%	2,354
Nanosys Inc.	Milpitas, U.S.A.	Develop, manufacture and sell materials for display	4%	5,183	4%	5,183

				~~W~~82,650		~~W~~82,650

Dividends income recognized from subsidiaries and associates for the three-month periods ended March 31, 2020 and 2019 amounted to ~~W~~8,239 million and ~~W~~7,502 million, respectively.

16

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2020 and 2019, the Company purchased property, plant and equipment of ~~W~~334,389 million and ~~W~~547,808 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~25,463 million and 3.11%, and ~~W~~41,752 million and 3.01%, for the three-month periods ended March 31, 2020 and 2019, respectively. In addition, for the three-month periods ended March 31, 2020 and 2019, the Company recognized the right-of-use asset for use of vehicles, machinery and others of ~~W~~8,889 million and ~~W~~1,260 million, respectively. Also, for the three-month periods ended March 31, 2020 and 2019, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~4,650 million and ~~W~~3,682 million, respectively, and recognized ~~W~~4,281 million and ~~W~~4,374 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2020 (gain and loss for the three-month period ended March 31, 2019: ~~W~~15,100 million and ~~W~~2 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2020 and December 31, 2019, are ~~W~~386,741 million and ~~W~~375,183 million, respectively. In addition, for the three-month period ended March 31, 2020, the Company recognized an impairment loss amounting to ~~W~~3,674 million in connection with development projects.

17

11.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2020 and December 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current
Short-term borrowings	~~W~~	557,680	347,340
Current portion of long-term borrowings and bonds		1,720,884	1,117,218
Current portion of payment guarantee liabilities		5,841	5,674
Derivatives(*)		4,423	—
Lease liabilities		10,021	4,357

	~~W~~	2,298,849	1,474,589

Non-current
Won denominated borrowings	~~W~~	2,283,125	2,692,560
Foreign currency denominated borrowings		1,717,753	1,626,709
Bonds		2,485,782	2,741,516
Payment guarantee liabilities		10,096	10,828
Derivatives(*)		1,787	20,592
Lease liabilities		2,333	2,200

	~~W~~	6,500,876	7,094,405

(*)	Represents currency interest rate swap contracts entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds.

(b)	Short-term borrowings as of March 31, 2020 and December 31, 2019 as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2020 (%)(*)	March 31, 2020		December 31, 2019
Standard Chartered Bank Korea Limited	12ML + 0.98	~~W~~	366,780		347,340
The Export-Import Bank of Korea	1.55		190,900		—

Foreign currency equivalent		USD	300	USD	300

		~~W~~	557,680		347,340

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

18

11.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2020 (%)(*)	March 31, 2020		December 31, 2019
Woori Bank	2.75	~~W~~	445	608
Korea Development Bank and others	CD rate (91days) + 1.00~1.39, 2.21~3.25		3,320,625	3,330,000
Less current portion of long-term borrowings			(1,037,945)	(638,048)

		~~W~~	2,283,125	2,692,560

(*)	CD represents Certificate of Deposit.

(d)	Foreign currency denominated long-term borrowings as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2020 (%)	March 31, 2020		December 31, 2019
The Export-Import Bank of Korea and others	3ML+0.75 ~1.70 6ML+1.25 ~1.35	~~W~~	1,791,109		1,696,177

Foreign currency equivalent		USD	1,465	USD	1,465
Less current portion of long-term borrowings			(73,356)		(69,468)

		~~W~~	1,717,753		1,626,709

19

11.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2020 (%)	March 31, 2020		December 31, 2019
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	May 2020~ February 2024	1.95~2.95	~~W~~	1,730,000	1,730,000
Privately issued bonds	May 2025~ May 2033	3.25~4.25		110,000	110,000
Less discount on bonds				(2,942)	(3,404)
Less current portion				(609,583)	(409,702)

			~~W~~	1,227,475	1,426,894

Foreign currency denominated bonds at amortized cost (*2)
Publicly issued bonds	November 2021	3.88	~~W~~	366,780	347,340
Privately issued bonds	April 2023	3ML+1.47		122,260	115,780

Foreign currency equivalent				400	USD 400

Less discount on bonds				(6,392)	(6,883)

			~~W~~	482,648	456,237

Financial liabilities at fair value through profit or loss
Foreign currency convertible bonds	August 2024	1.50	~~W~~	775,659	858,385

Foreign currency equivalent				USD 634	USD 741

			~~W~~	2,485,782	2,741,516

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly or semi-annually.

20

11.	Financial Liabilities, Continued

(f)	Details of the convertible bonds issued and outstanding as of March 31, 2020 are as follows:

(In won, USD)
Description
Type	Unsecured foreign currency denominated convertible bonds
Issuance amount	USD 687,800,000
Annual interest rate (%)	1.50
Issuance date	August 22, 2019
Maturity date	August 22, 2024
Interest payment	Payable semi-annually in arrear until maturity date in equal installments commencing on issuance
Principal redemption

1.  Redemption at maturity:

Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed or converted.

2.  Advanced redemption:

The Company has a right to redeem in advance (call option) and the bondholders have a right to require the Company to redeem in advance (put option). At exercise, the outstanding principal amount together with accrued but unpaid interest are to be redeemed.

Conversion price	~~W~~ 19,845 per common share (subject to adjustment based on diluted effects of certain events)
Conversion period	From August 23, 2020 to August 12, 2024
Redemption at the option of the issuer (Call option)

-   On or at any time after 3 years from the issuance, if the closing price of the shares for any 20 trading days out of the 30 consecutive trading days is at least 130% of the applicable conversion price

-   The aggregate principal amount of the convertible bonds outstanding is less than 10% of the aggregate principal amount originally issued, or

-   In the event of certain changes in laws and other directives resulting in additional taxes for the holders

Redemption at the option of the bondholders (Put option)	On the day of 3 years from the issuance

The Company designated the convertible bonds as financial liabilities at fair value through profit of loss and recognized the change in fair value in profit or loss. The Company measures the convertible bond at fair value using the market price of convertible bonds disclosed on Bloomberg. The number of convertible shares as of March 31, 2020 is as follows:

(In won and No. of shares)
	March 31, 2020
Aggregate outstanding amount of the convertible bonds	~~W~~	813,426,670,000
Conversion price	~~W~~	19,845
Number of common shares to be issued at conversion		40,988,998

21

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020		December 31, 2019
Present value of partially funded defined benefit obligations	~~W~~	1,469,811	1,476,866
Fair value of plan assets		(1,558,798)	(1,604,118)

	~~W~~	(88,987)	(127,252)

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current service cost	~~W~~	40,474	48,473
Net interest cost		(776)	304

	~~W~~	39,698	48,777

(c)	Plan assets as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Guaranteed deposits in banks	~~W~~	1,558,798	1,604,118

As of March 31, 2020, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Remeasurements of the net defined benefit liabilities	~~W~~	(2,574)	(2,913)
Tax effect		661	776

Remeasurements of the net defined benefit liabilities, net of income tax	~~W~~	(1,913)	(2,137)

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13.	Provisions and Other Liabilities

(a)	Changes in provisions for the three-month period ended March 31, 2020 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2020	~~W~~	228,975	26,381	255,356
Additions (reversal)		54,238	(3,132)	51,106
Usage		(62,757)	(778)	(63,535)

Balance at March 31, 2020	~~W~~	220,456	22,471	242,927

Current	~~W~~	155,107	22,471	177,578
Non-current	~~W~~	65,349	—	63,349

(*)

The provision for warranties on defective products is normally applicable for 18~36 months from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Current liabilities
Withholdings	~~W~~	11,218	13,049
Unearned revenue		25,630	25,012
Security deposits		7,020	9,310

	~~W~~	43,868	47,371

Non-current liabilities
Long-term accrued expenses	~~W~~	77,607	76,300
Long-term other accounts payable		1,121	1,062
Long-term unearned revenue		5,075	6,852
Security deposits		4,550	1,690

	~~W~~	88,353	85,904

23

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of March 31, 2020, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Solas OLED Ltd. Litigations

In April 2019, Solas OLED Ltd. filed patent infringement actions against the Company and television manufacturers in the United States District Court for the Western District of Texas as well as the Company and its subsidiary, LG Display Germany GmbH, and television manufacturers in Mannheim District Court in Germany. As of March 31, 2020, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various disputes in addition to pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,160 million (~~W~~1,418,216 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2020, there are no outstanding short-term borrowings that are past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has credit facility agreements with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~696,814 million in connection with its domestic and export sales transactions and, as of March 31, 2020, ~~W~~116,802 million accounts and notes receivable sold were outstanding in connection with the agreement. In connection with the contracts above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2020, the Company has agreements in relation to the opening of letters of credit up to USD 150 million (~~W~~183,390 million) with KEB Hana Bank, USD 50 million (~~W~~61,130 million) with Sumitomo Mitsui Banking Corporation, USD 100 million (~~W~~122,260 million) with Industrial Bank of Korea, USD 100 million (~~W~~122,260 million) with Industrial and Commercial Bank of China and USD 200 million (~~W~~244,520 million) with Shinhan Bank.

24

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments, Continued

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong, Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,299 million (~~W~~1,587,969 million) and payables for facilities amounting to USD 3 million (~~W~~3,102 million).

In addition, the Company obtained payment guarantees amounting to USD 875 million (~~W~~1,069,775 million) from KEB Hana Bank and others for advances received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~373,886 million) from Korea Development Bank for foreign currency denominated bonds.

License agreements

As of March 31, 2020, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent cross license agreement with Universal Display Corporation in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. as of March 31, 2020.

Long-term supply agreement

As of March 31, 2020, in connection with long-term supply agreements with customers, the Company recognized USD 675 million (~~W~~825,255 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 875 million (~~W~~1,069,775 million) from KEB Hana Bank and other various banks relating to advances received (see note 14(b) payment guarantees).

25

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2020 and December 31, 2019, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2019 to March 31, 2020.

16.	Revenue

Details of revenue for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Sales of goods	~~W~~	4,463,814	5,368,122
Royalties		10,036	9,238
Others		7,571	6,244

	~~W~~	4,481,421	5,383,604

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Changes in inventories	~~W~~	(77,184)	22,748
Purchases of raw materials, merchandise and others		1,758,174	2,146,880
Depreciation and amortization		663,270	563,232
Outsourcing		1,536,613	1,464,153
Labor		515,915	629,691
Supplies and others		125,496	155,315
Utility		166,627	176,720
Fees and commissions		96,952	130,435
Shipping		13,276	18,562
Advertising		41,985	14,342
Warranty		54,238	86,301
Travel		11,622	21,119
Taxes and dues		14,150	15,107
Impairment loss on property, plant and equipment		5,494	360
Impairment loss on intangible assets		4,347	—
Others		120,744	143,942

	~~W~~	5,051,719	5,588,907

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

26

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries	~~W~~	47,834	58,573
Expenses related to defined benefit plans		6,231	7,679
Other employee benefits		10,368	14,898
Shipping		8,855	14,076
Fees and commissions		32,682	37,466
Depreciation		21,785	28,314
Taxes and dues		554	547
Advertising		41,985	14,342
Warranty		54,238	86,301
Insurance		1,631	1,351
Travel		2,463	3,999
Training		672	2,762
Others		8,776	11,221

	~~W~~	238,074	281,529

19.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries and wages	~~W~~	431,873	544,153
Other employee benefits		64,307	78,777
Contributions to National Pension plan		17,027	18,150
Expenses related to defined benefit plan and defined contribution plan		39,751	48,793

	~~W~~	552,958	689,873

27

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency gain	~~W~~	443,579	124,952
Gain on disposal of property, plant and equipment		4,281	15,100
Gain on disposal of intangible assets		—	552
Reversal of impairment loss on intangible assets		550	215
Rental income		410	487
Others		2,186	90

	~~W~~	451,006	141,396

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Foreign currency loss	~~W~~	376,303	119,683
Other bad debt expense		259	—
Loss on disposal of property, plant and equipment		4,374	2
Impairment loss on property, plant and equipment		5,494	360
Loss on disposal of intangible assets		—	18
Impairment loss on intangible assets		4,347	—
Donations		6	—
Others		2,109	2,140

	~~W~~	392,892	122,203

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21.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance income
Interest income	~~W~~	4,428	2,785
Dividend income		8,239	7,502
Foreign currency gain		31,673	5,558
Gain on transaction of derivatives		21,615	5,385
Gain on valuation of derivatives		85,563	25,345
Gain on valuation of financial liabilities at fair value through profit or loss		131,735	—
Other	~~W~~	1,634	1,295

		284,887	47,870

Finance costs
Interest expense	~~W~~	55,327	13,072
Foreign currency loss		195,360	33,440
Loss on sale of trade accounts and notes receivable		268	506
Loss on valuation of financial assets at fair value through profit or loss		1,252	3,960
Loss on valuation of derivatives		11,905	—
Others		622	1,018

	~~W~~	264,734	51,996

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22.	Income Taxes

(a)	Details of income tax expense (benefit) for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current tax expense (benefit)	~~W~~	144	(109)
Deferred tax expense (benefit)		(138,009)	(73,664)

Income tax expense (benefit)	~~W~~	(137,865)	(73,773)

(b)	Deferred Tax Assets and Liabilities

The carrying amount of deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2020 and December 31, 2019 are attributable to the following:

(In millions of won)	Assets			Liabilities			Total
	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Other accounts receivable, net	~~W~~	—	—	(108)	(4,364)	(108)	(4,364)
Inventories, net		79,306	78,730	—	—	79,306	78,730
Defined benefit liabilities, net		—	—	(34,726)	—	(34,726)	—
Accrued expenses		97,953	120,854	—	—	97,953	120,854
Property, plant and equipment		485,072	465,883	—	—	485,072	465,883
Intangible assets		16,453	19,422	—	—	16,453	19,422
Provisions		57,060	59,875	—	—	57,060	59,875
Other temporary differences		33,474	52,293	—	—	33,474	52,293
Tax losses carryforwards		714,330	536,684	—	—	714,330	536,684
Tax credit carryforwards		57,570	38,337	—	—	57,570	38,337

Deferred tax assets (liabilities)	~~W~~	1,541,218	1,372,078	(34,834)	(4,364)	1,506,384	1,367,714

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23.	Loss Per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In won and No. of shares)	2020		2019
Loss for the period	~~W~~	(337,576,354,110)	(113,941,204,549)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(943)	(318)

For the three-month periods ended March 31, 2020 and 2019, there were no events or transactions that resulted in changes in the number of common stocks used for calculating loss per share.

(b)

Diluted loss per share is not different from basic loss per share due to loss for the three-month period ended March 31, 2020. As of March 31, 2020, 40,988,998 shares of potential common stock to be issued from conversion were excluded from the calculation of weighted-average number of common stocks due to antidilution.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into currency interest rate swap contracts to hedge currency risk with respect to foreign currency borrowings and bonds.

31

24.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2020 and December 31, 2019 is as follows:

(In millions)	March 31, 2020
	USD	JPY	CNY	EUR
Cash and cash equivalents	346	222	1	—
Trade accounts and notes receivable	2,694	2,909	—	—
Non-trade receivables	86	108	—	—
Trade accounts and notes payable	(1,418)	(7,642)	—	—
Other accounts payable	(124)	(3,701)	—	(1)
Financial liabilities	(2,794)	—	—	—

Aggregate notional amounts	(1,210)	(8,104)	1	(1)

Currency swap contracts	2,085	—	—	—

Net exposure	875	(8,104)	1	(1)

(In millions)	December 31, 2019
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	907	3	2	1	2
Trade accounts and notes receivable	2,880	3,974	—	—	—
Non-trade receivables	306	452	—	—	—
Trade accounts and notes payable	(1,035)	(7,346)	—	—	—
Other accounts payable	(145)	(3,619)	—	—	(9)
Financial liabilities	(2,900)	—	—	—	—

Aggregate notional amounts	13	(6,536)	2	1	(7)

Currency swap contracts	2,085	—	—	—	—

Net exposure	2,098	(6,536)	2	1	(7)

32

24.	Financial Risk Management, Continued

Average exchange rates applied for the three-month periods ended March 31, 2020 and 2019 and the exchange rates at March 31, 2020 and December 31, 2019 are as follows:

(In won)	Average rate			Reporting date spot rate
	2020		2019	March 31, 2020	December 31, 2019
USD	~~W~~	1,192.12	1,124.40	1,222.60	1,157.80
JPY		10.94	10.22	11.31	10.63
CNY		170.69	166.47	172.43	165.74
PLN		304.55	296.99	296.90	304.87
EUR		1,314.91	1,277.12	1,348.65	1,297.43

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of March 31, 2020 and December 31, 2019, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2020			December 31, 2019
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	38,779	38,779	88,054	88,054
JPY (5 percent weakening)		(3,322)	(3,322)	(2,520)	(2,520)
CNY (5 percent weakening)		6	6	12	12
PLN (5 percent weakening)		—	—	11	11
EUR (5 percent weakening)		(49)	(49)	(329)	(329)

A stronger won against the above currencies as of March 31, 2020 and December 31, 2019 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

33

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into currency interest rate swap contracts amount of USD 1,785 million (~~W~~2,182,341 million) in notional amount to hedge interest rate risk with respect to variable interest bearing foreign currency denominated borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2020 and December 31, 2019 is as follows:

(In millions of won)	March 31, 2020		December 31, 2019
Fixed rate instruments
Financial assets	~~W~~	874,711	1,182,579
Financial liabilities		(6,185,574)	(6,066,554)

	~~W~~	(5,310,863)	(4,883,975)

Variable rate instruments
Financial liabilities	~~W~~	(2,579,650)	(2,458,789)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2020 and December 31, 2019, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2020
Variable rate instruments (*)	~~W~~	(2,884)	2,884	(2,884)	2,884
December 31, 2019
Variable rate instruments (*)	~~W~~	(2,847)	2,847	(2,847)	2,847

(*)	Financial instruments related to non-hedging interest rate swap are excluded.

34

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	March 31, 2020		December 31, 2019
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	797,883	1,105,245
Deposits in banks		76,768	77,268
Trade accounts and notes receivable, net		3,484,158	3,565,860
Non-trade receivables		176,357	438,659
Accrued income		587	1,281
Deposits		12,186	13,125
Short-term loans		24,216	21,623
Long-term loans		30,988	40,827
Long-term non-trade receivables		18,574	19,899

	~~W~~	4,621,717	5,283,787

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,544	1,544
Derivatives		108,951	49,676

	~~W~~	110,495	51,220

Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	71	76

	~~W~~	4,732,283	5,335,083

35

24.	Financial Risk Management, Continued

In addition to the financial assets above, as of March 31, 2020, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,299 million (~~W~~1,587,969 million) and payables for facility purchases amounting to USD 3 million (~~W~~3,102 million), for its subsidiary (see note 14).

Trade accounts and notes receivables are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivables are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company relies on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

36

24.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2020.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	5,669,859	6,044,324	718,596	1,095,357	987,785	3,173,537	69,049
Bonds		3,095,365	3,362,009	296,983	384,636	1,036,357	1,509,193	134,840
Trade accounts and notes payable		3,288,097	3,288,097	3,288,097	—	—	—	—
Other accounts payable		961,261	961,261	960,135	1,126	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		2,101,605	2,132,527	782,912	1,349,615	—	—	—
Long-term other accounts payable		1,122	1,122	—	—	1,122	—	—
Payment guarantee(*2)		15,937	1,700,530	124,149	122,705	439,960	938,752	74,964
Security deposits received		11,570	11,570	4,420	2,600	4,550	—	—
Lease liabilities		12,354	12,641	6,074	4,182	1,850	535	—

Derivative financial liabilities
Derivatives	~~W~~	6,210	4,071	3,737	6,225	1,145	(7,036)	—

	~~W~~	15,163,380	17,518,152	6,185,103	2,966,446	2,472,769	5,614,981	278,853

(*1)

Represents the amount of utility expenses and others paid by enterprise procurement cards and the outstanding payables are settled at the end of the billing cycle. The payments to the card company arises from operating activities of purchasing of goods and services thus the related cash flow is disclosed as operating activities.

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

37

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2020		December 31, 2019
Total liabilities	~~W~~	16,967,041	16,716,587
Total equity		10,326,603	10,666,093
Cash and deposits in banks (*1)		874,640	1,182,502
Borrowings (including bonds)		8,765,224	8,525,343
Total liabilities to equity ratio		164%	157%
Net borrowings to equity ratio (*2)		76%	69%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities) less cash and current deposits in banks by total equity.

38

24.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and at FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institution and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

39

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020				December 31, 2019
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	797,883	(*	)	1,105,245	(*	)
Deposits in banks		76,768	(*	)	77,268	(*	)
Trade accounts and notes receivable		3,484,158	(*	)	3,565,860	(*	)
Non-trade receivables		176,357	(*	)	438,659	(*	)
Accrued income		587	(*	)	1,281	(*	)
Deposits		12,186	(*	)	13,125	(*	)
Short-term loans		24,216	(*	)	21,623	(*	)
Long-term loans		30,988	(*	)	40,827	(*	)
Long-term non-trade receivables		18,574	(*	)	19,899	(*	)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	1,745	1,745		2,997	2,997
Convertible bonds		1,544	1,544		1,544	1,544
Derivatives		108,951	108,951		49,676	49,676
Financial assets at fair value through other comprehensive income
Debt instruments	~~W~~	71	71		76	76
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	6,210	6,210		20,592	20,592
Convertible bonds		775,659	775,659		858,385	858,385
Financial liabilities carried at amortized cost
Borrowings	~~W~~	5,669,859	5,698,011		5,374,125	5,438,952
Bonds		2,319,706	2,355,357		2,292,833	2,345,867
Trade accounts and notes payable		3,288,097	(*	)	2,682,403	(*	)
Other accounts payable		3,062,866	(*	)	3,329,040	(*	)
Long-term other accounts payable		1,122	(*	)	1,062	(*	)
Payment guarantee liabilities		15,937	(*	)	16,502	(*	)
Security deposits received		11,570	(*	)	11,000	(*	)
Lease liabilities		12,354	(*	)	6,557	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

40

24.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined by input variables as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	1,745	1,745
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	108,951	108,951
Financial asset at fair value through other comprehensive income
Debt instruments		71	—	—	71
Financial liabilities at fair value through profit or loss
Derivatives		—	—	6,210	6,210
Convertible bonds		775,659	—	—	775,659

(In millions of won)	December 31, 2019
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,997	2,997
Convertible bonds		—	—	1,544	1,544
Derivatives		—	—	49,676	49,676
Financial asset at fair value through other comprehensive income
Debt instruments		76	—	—	76
Financial liabilities at fair value through profit or loss
Derivatives		—	—	20,592	20,592
Convertible bonds		858,385	—	—	858,385

41

24	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)	March 31, 2020				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,698,011	Discounted cash flow	Discount rate
Bonds		—	—	2,355,357	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2019				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	5,438,952	Discounted cash flow	Discount rate
Bonds		—	—	2,345,867	Discounted cash flow	Discount rate

iv)	The discount rates applied for determination of the above fair value as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020	December 31, 2019
Borrowings, bonds and others	2.04~4.21%	1.87~3.56%

42

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2020 are as follows:

(In millions of won)				Non-cash transactions
	January 1, 2020		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2020
Short-term borrowings	~~W~~	347,340	190,700	—	19,640	—	—	557,680
Current portion of long-term borrowings and bonds		1,117,218	(9,538)	609,141	3,888	175	—	1,720,884
Payment guarantee liabilities		16,502	—	—	—	—	(565)	15,937
Long-term borrowings		4,319,269	—	(409,435)	91,044	—	—	4,000,878
Bonds (*)		2,741,516	—	(199,706)	70,686	5,021	(131,735)	2,485,782
Lease liabilities		6,557	(3,092)	—	—	—	8,889	12,354

	~~W~~	8,548,402	178,070	—	185,258	5,196	(123,411)	8,793,515

(*)	Others include gain on valuation of financial liabilities at fair value through profit or loss amounting to ~~W~~131.735 million.

43

26.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2020 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

44

26.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,852,293	—	—	—	—	—
LG Display Japan Co., Ltd.		462,673	—	—	—	—	—
LG Display Germany GmbH		329,999	—	—	—	—	5,487
LG Display Taiwan Co., Ltd.		293,309	—	—	—	—	135
LG Display Nanjing Co., Ltd.		1,513	—	509	—	305,900	6,150
LG Display Shanghai Co., Ltd.		199,814	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		3,343	—	2,276	—	450,323	5,512
LG Display Shenzhen Co., Ltd.		213,150	—	—	—	—	—
LG Display Yantai Co., Ltd.		85	—	1,492	—	253,916	8,621
LG Display (China) Co., Ltd.		837	—	404,179	—	—	351
LG Display Singapore Pte. Ltd.		220,070	—	—	—	—	77
L&T Display Technology (Fujian) Limited		67,842	—	—	—	—	98
Nanumnuri Co., Ltd.		52	—	—	—	—	6,721
Global OLED Technology, LLC		—	—	—	—	—	1,275
LG Display Guangzhou Trading Co., Ltd.		227,072	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		5,551	—	13,472	—	390,677	7,561
Suzhou Lehui Display Co., Ltd.		30,966	—	51	—	—	—
LG Display High-Tech (China) Co., Ltd.		7,233	—	660	—	95,459	994

	~~W~~	3,915,802	—	422,639	—	1,496,275	42,982

45

26.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	25	—	—	5
AVATEC Co., Ltd.		—	200	—	—	14,983	199
Paju Electric Glass Co., Ltd.		—	7,739	74,280	—	—	973
YAS Co., Ltd.		—	300	1,484	50	—	970
Material Science Co., Ltd.		—	—	60	—	—	—

	~~W~~	—	8,239	75,849	50	14,983	2,147

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	194,019	—	2,039	19,539	—	29,661

46

26.	Related Parties and Others, Continued

(In millions of won)	2020
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	13,992	—	—	—	—	65
LG Electronics Vietnam Haiphong Co., Ltd.		71,901	—	—	—	—	199
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	530
LG Electronics Mexicalli, S.A. DE C.V.		10,045	—	—	—	—	9
LG Electronics RUS, LLC		—	—	—	—	—	117
LG Electronics Egypt S.A.E.		20,412	—	—	—	—	246
LG Innotek Co., Ltd.		1,084	—	646	—	—	20,352
Qingdao LG Inspur Digital Communication Co., Ltd.		5,077	—	—	—	—	—
Others		29,372	—	—	—	—	2,709

	~~W~~	151,883	—	646	—	—	24,227

	~~W~~	4,261,704	8,239	501,173	19,589	1,511,258	99,017

47

26.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,241,264	—	—	—	—	—
LG Display Japan Co., Ltd.		518,697	—	—	—	—	—
LG Display Germany GmbH		481,297	—	—	—	—	6,560
LG Display Taiwan Co., Ltd.		322,530	—	—	—	—	153
LG Display Nanjing Co., Ltd.		2,700	—	1,212	—	378,197	7,742
LG Display Shanghai Co., Ltd.		189,495	—	—	—	—	—
LG Display Poland Sp. z o.o.		39	—	—	—	4,990	51
LG Display Guangzhou Co., Ltd.		19,495	—	3,391	—	512,290	4,375
LG Display Shenzhen Co., Ltd.		120,298	—	—	—	—	—
LG Display Yantai Co., Ltd.		1,364	—	2,072	—	244,149	2,669
LG Display (China) Co., Ltd.		—	—	322,724	—	—	370
LG Display Singapore Pte. Ltd.		285,969	—	—	—	—	45
L&T Display Technology (Fujian) Limited		87,960	—	—	—	—	1
Nanumnuri Co., Ltd.		49	—	—	—	—	5,772
Global OLED Technology, LLC		—	—	—	—	—	1,450
LG Display Guangzhou Trading Co., Ltd.		346,319	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		2,373	—	20,647	—	191,539	8,051
Suzhou Lehui Display Co., Ltd.		36,101	—	—	—	—	—
LG Display High-Tech (China) Co., Ltd.		19,129	—	—	—	—	—

	~~W~~	4,675,079	—	350,046	—	1,331,165	37,239

48

26.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	1	—	—	1
INVENIA Co., Ltd. (*1)		—	180	343	254	—	53
AVATEC Co., Ltd.		—	265	—	—	21,157	201
Paju Electric Glass Co., Ltd.		—	6,057	90,616	—	—	964
YAS Co., Ltd.		—	1,000	1,647	7,342	—	958
Material Science Co., Ltd.		—	—	—	—	—	313

	~~W~~	—	7,502	92,607	7,596	21,157	2,490

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	284,657	—	3,356	61,650	—	27,950

49

26.	Related Parties and Others, Continued

(In millions of won)	2019
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	22,864	—	—	—	—	1
LG Electronics Vietnam Haiphong Co., Ltd.		62,783	—	—	—	—	121
LG Electronics Reynosa S.A. DE C.V.		—	—	—	—	—	258
LG Electronics S.A. (Pty) Ltd.		1,728	—	—	—	—	5
LG Electronics Mexicalli, S.A. DE C.V.		1,099	—	—	—	—	27
LG Electronics RUS, LLC		274	—	—	—	—	743
LG Electronics Egypt S.A.E.		27,913	—	—	—	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		385	—	—	—	—	—
LG Innotek Co., Ltd.		2,996	—	12,842	—	—	24,731
LG Hitachi Water Solutions Co., Ltd. (*2)		—	—	—	24,361	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		16,930	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		2,588	—	—	—	—	—
HiEntech Co., Ltd. (*2)		18	—	—	—	—	7,111
Others		5,732	—	—	—	—	2,988

	~~W~~	145,310	—	12,842	24,361	—	35,985

	~~W~~	5,105,046	7,502	458,851	93,607	1,352,322	103,664

(*)	Represents transactions occurred prior to the Company’s disposal of the entire investments.
(*)	Represents transactions occurred prior to LG Electronics Inc.’s disposal of the entire investments.

50

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2020 and December 31, 2019 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019
Subsidiaries
LG Display America, Inc.	~~W~~	1,065,490	937,409	—	—
LG Display Japan Co., Ltd.		328,971	274,964	5	5
LG Display Germany GmbH		315,910	382,463	2,383	2,794
LG Display Taiwan Co., Ltd.		378,878	454,563	53	104
LG Display Nanjing Co., Ltd.		2,882	1,358	91,375	220,327
LG Display Shanghai Co., Ltd.		166,656	172,259	—	3
LG Display Guangzhou Co., Ltd.		6,968	12,465	317,752	313,756
LG Display Guangzhou Trading Co., Ltd.		336,214	351,322	—	—
LG Display Shenzhen Co., Ltd.		239,536	116,494	—	2
LG Display Yantai Co., Ltd.		925	—	209,752	149,715
LG Display (China) Co., Ltd.		3,703	22	377,297	112,053
LG Display Singapore Pte. Ltd.		151,040	298,132	50	21
L&T Display Technology (Fujian) Limited		55,238	46,375	122,354	199,349
Nanumnuri Co., Ltd.		—	—	1,842	3,866
LG Display Vietnam Haiphong Co., Ltd.		30,749	24,385	402,964	395,429
Suzhou Lehui Display Co., Ltd.		24,594	24,830	—	46
LG Display High-Tech (China) Co., Ltd.		10,225	1,722	22,076	54,662

	~~W~~	3,117,979	3,098,763	1,547,903	1,452,132

51

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	29	8
AVATEC Co., Ltd.		200	—	2,288	1,029
Paju Electric Glass Co., Ltd.		—	—	63,295	62,853
YAS Co., Ltd.		300	—	2,011	4,533
Material Science Co., Ltd.		—	—	66	8

	~~W~~	500	—	67,689	68,431

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	161,225	208,870	37,802	110,784

52

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2020		December 31, 2019	March 31, 2020	December 31, 2019
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	4	4	29,039	29,613
LG Electronics Reynosa S.A. DE C.V		—	—	197	62
LG Electronics India Pvt. Ltd.		6,172	6,113	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		52,149	47,740	—	29
LG Electronics RUS, LLC		—	—	59	67
LG Electronics Egypt S.A.E		12,691	9,432	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		885	6,456	—	—
Others		24,959	12,757	751	1,768

	~~W~~	96,860	82,502	30,046	31,539

	~~W~~	3,376,564	3,390,135	1,683,440	1,662,886

53

26.	Related Parties and Others, Continued

(d)

Details of significant financing transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the three-month period ended March 31, 2019 are as follows:

(In millions of won)
	2019
Associates	Loans		Collection of loans
INVENIA Co., Ltd.(*)	~~W~~	1,000	—

(*)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2019.

54

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2020 and 2019 and as of March 31, 2020 and December 31, 2019 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2020			March 31, 2020
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	115,325	21,669	59,336	14,366
LG Uplus Corp.		—	560	—	—
LG Chem Ltd. and its subsidiaries		118	117,817	16	81,721
S&I Corp. and its subsidiaries		84	56,445	21,307	94,279
Silicon Works Co., Ltd.		36	97,597	36	71,429
LG Corp.		—	11,783	11,443	—
LG Management Development Institute		—	1,597	3,480	297
LG CNS Co., Ltd. and its subsidiaries		—	10,614	—	9,845
G2R Inc. and its subsidiaries		—	1,285	—	4,692
Robostar Co., Ltd.		—	12	—	8

	~~W~~	115,563	319,379	95,618	276,637

55

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2019			December 31, 2019
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	195,172	32,591	93,622	45,363
LG Uplus Corp.		—	558	—	208
LG Chem Ltd. and its subsidiaries		19	153,512	23	53,428
S&I Corp. and its subsidiaries		84	170,268	21,307	85,312
Silicon Works Co., Ltd.		92	150,292	—	88,355
LG Corp.		—	13,273	8,781	—
LG Management Development Institute		—	2,470	3,480	231
LG CNS Co., Ltd. and its subsidiaries		—	18,108	—	58,967
G2R Inc. and its subsidiaries		—	1,064	—	29,540
Robostar Co., Ltd.		—	714	—	—

	~~W~~	195,367	542,850	127,213	361,404

56

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Short-term benefits	~~W~~	569	891
Expenses related to the defined benefit plan		96	100

	~~W~~	665	991

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

57

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 15, 2020	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President